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            SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549



                                 SCHEDULE 14D-9
                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                       COMPUTER MANAGEMENT SCIENCES, INC.
                            (NAME OF SUBJECT COMPANY)


                       COMPUTER MANAGEMENT SCIENCES, INC.
                      (NAME OF PERSONS(S) FILING STATEMENT)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                   205213 101
                      (CUSIP NUMBER OF CLASS OF SECURITIES)


                                ANTHONY V. WEIGHT
                         ACTING CHIEF EXECUTIVE OFFICER
                       COMPUTER MANAGEMENT SCIENCES, INC.
                               8133 BAYMEADOWS WAY
                           JACKSONVILLE, FLORIDA 32256
                                 (904) 737-8955
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSONS(S) FILING STATEMENT)

                                    Copy to:
                           L. KINDER CANNON III, ESQ.
                              HOLLAND & KNIGHT LLP
                        50 NORTH LAURA STREET, SUITE 3900
                           JACKSONVILLE, FLORIDA 32202
                                 (904) 353-2000





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ITEM 1.    SECURITY AND SUBJECT COMPANY

      The name of the subject company is Computer Management Sciences, Inc., a Florida corporation (the "Company"), and the address of its principal executive office is 8133 Baymeadows Way, Jacksonville, Florida 32256. The title of the class of equity securities to which this statement relates is the common stock, $0.01 par value per share, of the Company (the "Common Stock").

ITEM 2.    TENDER OFFER OF PURCHASER.

      This statement relates to a cash tender offer by TheBetterPlan ("TBP"), Inc., a Florida corporation ("Purchaser" or "Merger Subsidiary") and a wholly owned subsidiary of Computer Associates International, Inc., a Delaware corporation ("Parent" or "Computer Associates"), disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), dated February 9, 1999, to purchase all of the outstanding shares of Common Stock of the Company (the "Shares") at a price per Share of $28, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 9, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer"). The Offer is conditioned upon, among other things, (i) there having been validly tendered prior to the expiration of the Offer and not withdrawn a number of Shares which, together with the Shares then owned by Parent and Purchaser, represents at least a majority of the Shares outstanding on a fully diluted basis (the "Minimum Condition") and (ii) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the regulations thereunder applicable to the purchase of the Shares pursuant to the Offer having expired or been terminated.

      The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 5, 1999 (the "Merger Agreement"), by and among Parent, Purchaser and the Company. A copy of the Merger Agreement is filed as Exhibit 2 hereto and is incorporated herein by reference in its entirety. Pursuant to the Merger Agreement, following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into the Company (the "Merger") and the Company will continue as the surviving corporation (the "Surviving Corporation"). In the Merger, each outstanding Share (other than Shares owned by Parent, Purchaser or any subsidiary of either of them and Shares held by stockholders, if any, who are entitled to and who properly exercise dissenters' rights under the FBCA (defined below)) will be converted into the right to receive an amount in cash equal to the price per Share paid pursuant to the Offer, without interest thereon (the "Merger Consideration"). The Merger Agreement is summarized in Item 3 of this Statement. The Offer and the Merger and the transactions contemplated thereby are collectively referred to herein as the "Transaction."

      Based on the information in the Schedule 14D-1, the principal executive offices of Parent and Purchaser are located at One Computer Associates Plaza, Islandia, New York 11788-7000.

ITEM 3.    IDENTITY AND BACKGROUND.

      (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

      (b) Except as described or referred to below or incorporated by reference herein, to the knowledge of the Company, there exists on the date hereof no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) the Parent, the Purchaser or the executive officers, directors or affiliates of the Parent or the Purchaser.

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  ARRANGEMENTS WITH EXECUTIVE OFFICERS, DIRECTORS OR AFFILIATES OF THE COMPANY

      Certain contracts, agreements, arrangements or understandings between the Company and certain of its executive officers, directors and affiliates are described under the caption "Certain Transactions" of the Company's Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder (the "Information Statement"), which is attached hereto as Annex A.

      INDEMNIFICATION OF OFFICERS AND DIRECTORS. The Florida Business Corporation Act, as amended (the "FBCA"), provides that, in general, a business corporation may indemnify any person who is or was a party to any proceeding (other than an action by, or in the right of, the corporation) by reason of the fact that he or she is or was a director or officer of the corporation, against liability incurred in connection with such proceeding, including any appeal thereof, provided certain standards are met, including that such officer or director acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and provided further that, with respect to any criminal action or proceeding, the officer or director had no reasonable cause to believe his or her conduct was unlawful. In the case of proceedings by or in the right of the corporation, the FBCA provides that, in general, a corporation may indemnify any person who was or is a party to any such proceeding by reason of the fact that he or she is or was a director or officer of the corporation against expenses and amounts paid in settlement actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof, provided that such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim as to which such person is adjudged liable unless a court of competent jurisdiction determines upon application that such person is fairly and reasonably entitled to indemnity. To the extent that any officers or directors are successful on the merits or otherwise in the defense of any of the proceedings described above, the FBCA provides that the corporation is required to indemnify such officers or directors against expenses actually and reasonably incurred in connection therewith. However, the FBCA further provides that, in general, indemnification or advancement of expenses shall not be made to or on behalf of any officer or director if a judgment or other final adjudication establishes that his or her actions, or omissions to act, were material to the cause of action so adjudicated and constitute: (i) a violation of the criminal law, unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe it was unlawful; (ii) a transaction from which the director or officer derived an improper personal benefit; (iii) in the case of a director, a circumstance under which the director has voted for or assented to a distribution made in violation of the FBCA or the corporation's articles of incorporation or (iv) willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder. Article X of the Company's Amended and Restated Articles of Incorporation provides that the Company shall indemnify any director or officer, or any former director or officer, or employee to the fullest extent not prohibited by law. The Company also has purchased insurance with respect to, among other things, the liabilities that may arise under the statutory provisions referred to above.

      The Merger Agreement provides that, for a period of six years after the effective time of the Merger (the "Effective Time"), Parent will and will cause the Surviving Corporation to indemnify and hold harmless the current and former directors and officers of the Company in respect of acts or omissions occurring prior to the Effective Time to the same extent such persons are indemnified or are entitled to indemnification by the Company pursuant to the Company's articles of incorporation, bylaws or the FBCA in effect on the date of the Merger Agreement.

      For a period of not less than two years after the Effective Time, Parent will cause to be maintained the Company's current directors' and officers' insurance and indemnification policy to the extent that it provides coverage for events occurring prior to the Effective Time (the "D&O Insurance") for all persons who are directors or officers of the Company on the date of the Merger Agreement, so long as the annual premium therefor would not be in excess of 115% of the amount per annum the Company paid in its last full fiscal year. If the existing D&O Insurance cannot be maintained, expires or is terminated or cancelled during such two-year period, Parent will use all reasonable efforts to cause to be obtained as much D&O Insurance as can be obtained for the remainder of such period for an annualized premium not in excess of 115% of the amount per annum the Company paid in its last full fiscal year, on terms and conditions substantially similar to the existing D&O Insurance.



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                             SUMMARIES OF AGREEMENTS

      The following are summaries of certain provisions of the Merger Agreement, the Stockholder Option Agreement, and the Consulting Agreements (as hereinafter defined). The summaries are qualified in their entirety by reference to the respective agreements, each of which is incorporated herein by reference and a copy of each of which has been filed with the Commission as an exhibit to this
Schedule 14D-9.

                                MERGER AGREEMENT

         THE OFFER. The Merger Agreement provides for the making of the Offer. The obligation of Purchaser to accept for payment or pay for Shares is subject to the satisfaction of the Minimum Condition and certain other conditions that are described in Section 15 of the Offer to Purchase. Pursuant to the Merger Agreement, Parent and Purchaser expressly reserve the right to waive the conditions to the Offer and to make any change in the terms or conditions of the Offer; PROVIDED that, without the written consent of the Company, no change may be made which changes the form of consideration to be paid, decreases the price per Share or the number of Shares being sought in the Offer, imposes conditions to the Offer in addition to those set forth in the Merger Agreement, changes or waives the Minimum Condition, extends the Offer (except as set forth in the Merger Agreement), or makes any other change to any condition to the Offer set forth in the Merger Agreement which is materially adverse to the holders of Shares.

         CONSIDERATION TO BE PAID IN THE MERGER. The Merger Agreement provides that, following the purchase of Shares pursuant to the Offer and upon the terms (but subject to the conditions) set forth in the Merger Agreement, Merger Subsidiary will be merged with and into the Company, with the Company continuing as the surviving corporation. In the Merger, each outstanding Share not held by Parent, Purchaser or any subsidiary of either of them (and other than Shares as to which dissenter's rights have been exercised in accordance with the FBCA ("Dissenting Shares")) will be converted into the right to receive $28 in cash or any higher price paid for each Share in the Offer, without interest. Each share of common stock of Purchaser issued and outstanding immediately prior to the time of the Merger will be converted into and become one share of common stock of the Surviving Corporation, which will thereupon become a wholly owned subsidiary of Parent. The Merger Agreement provides that the Merger will be consummated as soon as practicable after satisfaction of or, to the extent permitted thereunder, waiver of the conditions to the Merger and shall become effective at such time as the articles of merger are duly filed with the Department of State of the State of Florida or, with the consent of the Independent Director referred to below, at such later time as is specified in the articles of merger.

         BOARD REPRESENTATION. The Merger Agreement provides that, effective upon acceptance for payment by Purchaser of a majority of the Shares pursuant to the Offer, Parent shall be entitled to designate the number of directors, rounded up to the next whole number, on the Company's Board of Directors that equals the product of (i) the total number of directors on the Company's Board of Directors and (ii) the percentage that the number of Shares owned by Parent or Purchaser (including Shares accepted for payment) bears to the total number of Shares outstanding. The Company has agreed that it will take all action necessary to cause Parent's designees to be elected or appointed to the Company's Board of Directors, including increasing the number of directors or seeking and accepting resignations of incumbent directors or both; PROVIDED that, after the acceptance for payment and prior to the Effective Time, the Company's Board of Directors shall always have one member who is neither a designee nor an affiliate of Parent or Purchaser nor an employee of the Company (an "Independent Director"). No action proposed to be taken by the Company to amend or terminate the Merger Agreement or waive any action by Parent or Purchaser shall be effective without the approval of the Independent Director.

         The Merger Agreement provides that, from and after the Effective Time, the directors and officers of Purchaser at the Effective Time will be the initial directors and officers of the Surviving Corporation, each to hold office until his or her respective successors are duly elected and qualified. Pursuant to the Merger Agreement, the Articles of Incorporation (except for a change in the name of the corporation) and the By-Laws of Purchaser, as in effect immediately prior to the Effective Time, will be the Articles of Incorporation and By-Laws of the Surviving Corporation.



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

         STOCKHOLDER MEETING. The Merger Agreement provides that, if required by applicable law, the Company will call a meeting of its Stockholders (as defined in the Schedule 14D-1) to be held as soon as reasonably practicable for the purpose of voting on the approval and adoption of the Merger Agreement and the Merger. Under the Merger Agreement, at any such meeting, Parent has agreed to make a quorum and to vote all Shares acquired in the Offer or otherwise beneficially owned by it in favor of adoption of the Merger Agreement.

         If the Minimum Condition is satisfied pursuant to the Offer, Merger Subsidiary will hold at least a majority of the outstanding Shares on a Fully Diluted Basis (as defined in the Schedule 14D-1) and will be able to assure that the requisite number of affirmative votes in favor of approval and adoption of the Merger Agreement will be received, even if no other Stockholder votes in favor thereof. If Merger Subsidiary obtains at least 80% of the outstanding Shares, it may effect the Merger without any notice to and without the authorization of the Stockholders of the Company pursuant to the "short-form" merger provisions of the FBCA.

         REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains various representations and warranties of the parties thereto. These include representations and warranties of the Company with respect to corporate existence and power, corporate authorization, governmental authorization, non-contravention, capitalization, subsidiaries, Commission filings, financial statements, absence of certain changes, undisclosed liabilities, litigation, taxes, employee benefits, brokers, compliance with laws, contracts and debt instruments, environmental, intellectual property and technology and other matters.

         Parent and Purchaser have also made certain representations and warranties with respect to corporate existence and power, corporate authorization, governmental authorization, non-contravention and other matters.

         CONDUCT OF BUSINESS PENDING THE MERGER. The Company has agreed that, during the period from the date of the Merger Agreement to the Effective Time, the Company will, and will cause its subsidiaries to, carry on their respective businesses in the ordinary course in substantially the same manner as theretofore conducted and, to the extent consistent therewith, use all reasonable efforts to preserve intact their current business organizations, keep available the services of their current officers and employees and preserve their relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with them. The Company has further agreed that, during the period from the date of the Merger Agreement to the Effective Time, the Company will not, and will not permit any of its subsidiaries to, without the prior written approval of Parent, (i)(a) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than dividends and distributions by any direct or indirect wholly owned subsidiary of the Company to its parent, (b) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (c) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities (other than in connection with the exercise of outstanding company stock options); (ii) issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than the issuance of Shares upon the exercise of company stock options outstanding on the date of the Merger Agreement in accordance with their terms on such date); (iii) amend its articles of incorporation, by-laws or other comparable charter or organizational documents; (iv) acquire any business including through the acquisition of any interest in any corporation, partnership, joint venture, association or other business organization or division thereof; (v) (a) mortgage or otherwise encumber or subject to any lien any of the Company's intellectual property or any other material properties or assets, (b) except in the ordinary course of business consistent with past practice and pursuant to existing contracts or commitments, sell, lease, transfer or otherwise dispose of any of the Company's intellectual property or any other material properties or assets or (c) except in the ordinary course of business consistent with past practice or pursuant to existing contracts or commitments, license any of the Company's intellectual property; (vi) make or agree to make any new capital expenditures in excess of $100,000 except pursuant to certain existing commitments; (vii) make any material tax election (unless required by law) or settle or compromise any material income tax liability; (viii) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice and in accordance with their terms, of (a) liabilities reflected or reserved against in, or contemplated by, the most recent



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consolidated financial statements (or the notes thereto) of the Company included in the documents filed with the Commission or (b) liabilities incurred in the ordinary course of business consistent with past practice; or subject to the fiduciary duties of the Board of Directors of the Company as advised in writing by counsel to the Company waive the benefits of, or agree to modify in any manner, any confidentiality, standstill, non-competition or similar agreement to which the Company or any of its subsidiaries is a party; (ix) commence a lawsuit other than (a) for the routine collection of bills, (b) to enforce the Merger Agreement or (c) in such cases where the Company in good faith determines that the failure to commence suit would result in a material impairment of a valuable aspect of the Company's business, PROVIDED that the Company consults with Parent prior to filing such suit; (x) (a) enter into or amend any employment agreement,
(b) enter into any agreement pursuant to which the Company or any of its subsidiaries will provide services for a term of more than 30 days at a fixed or capped price or otherwise pursuant to terms that are not consistent with agreements entered into by the Company or any of its subsidiaries in the ordinary course of business, (c) enter into any customer sale or license agreement with non-standard terms or at discounts from list prices in excess of 10%, (d) pay commissions to sales employees except on the basis of executed customer contracts with respect to products actually delivered to customers, (e) enter into any contracts or series of related contracts in excess of $250,000,
(f) enter into or amend any agreement or arrangement for professional services or advice, (g) enter into or amend any customer agreements providing for product replacements or (h) make any determination as to amounts payable under any plan, arrangement or agreement, providing for discretionary incentive compensation or bonus to any officer, director, employee or independent contractor of the Company or any of its subsidiaries; (xi) authorize any of, or commit or agree to take any of, the foregoing actions; or (xii) (a) take or agree or commit to take any action that would make any representation or warranty of the Company under the Merger Agreement inaccurate in any respect at, or as of any time prior to, the Effective Time or (b) omit or agree or commit to omit to take any action necessary to prevent any such representation or warranty from being inaccurate in any respect at any such time.

         The Company has agreed to give Parent and its representatives access (during normal business hours and upon reasonable notice) to the offices, properties, books and records, of the Company and its subsidiaries, and to furnish Parent and its representatives with such other information concerning its business, properties and personnel as such persons may reasonably request.

         Pursuant to the Merger Agreement, each of Parent and the Company has agreed to (i) promptly make or cause to be made the filings required of such party or any of its subsidiaries under the HSR Act with respect to the transactions contemplated by the Merger Agreement, (ii) comply at the earliest practicable date with any request under the HSR Act for additional information, documents, or other material received by such party or any of its subsidiaries from any Governmental Entity (defined below in this Section) in respect of such filings or such transactions, and (iii) cooperate with the other party in connection with any such filing and in connection with resolving any investigation or other inquiry of any such agency or other Governmental Entity under any Antitrust Laws (defined below in this Section) with respect to any such filing or any such transaction. Each of Parent and the Company has agreed, pursuant to the Merger Agreement, to promptly inform the other of any communication with, and any proposed understanding, undertaking, or agreement with, any Governmental Entity regarding any such filings or any such transaction. The Merger Agreement prohibits both Parent and the Company from participating in any meeting with any Governmental Entity in respect of any such filings, investigation, or other inquiry without giving the other notice of the meeting and, to the extent permitted by such Governmental Entity, the opportunity to attend and participate.

         Each of Parent and the Company has agreed, pursuant to the Merger Agreement, to use all reasonable efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the transactions contemplated by the Merger Agreement under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other Federal, state or foreign statutes, rules, regulations, orders or decrees that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, "Antitrust Laws"). In connection therewith, if any administrative or judicial action or proceeding is instituted (or threatened to be instituted) challenging any transaction contemplated by the Merger Agreement as violative of any Antitrust Law, and, if by mutual agreement, Parent and the Company decide that litigation is in their best interests, each of Parent and the Company have agreed, pursuant to the Merger Agreement, to cooperate and use all reasonable efforts vigorously to contest and resist any

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such action or proceeding and to have vacated, lifted, reversed, or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent (each an "Order"), that is in effect and that prohibits, prevents, or restricts consummation of the Merger or any such other transactions. Pursuant to the Merger Agreement, each of Parent and the Company have agreed to use all reasonable efforts to take such action as may be required to cause the expiration of the notice periods under the HSR Act or other Antitrust Laws with respect to such transactions as promptly as possible after the execution of the Merger Agreement.

         Subject to the fiduciary duties of the Board of Directors of the Company as advised in writing by counsel to the Company, each of Parent and the Company has agreed, pursuant to the Merger Agreement, to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger, and the other transactions contemplated by the Merger Agreement.

         Notwithstanding the foregoing, the Merger Agreement provides that (i) neither Parent nor any of its subsidiaries shall be required to divest any of their respective businesses, product lines or assets, (ii) neither Parent nor any of its subsidiaries shall be required to take or agree to take any other action or agree to any limitation that could reasonably be expected to have an adverse effect on the business, assets, condition (financial or otherwise), results of operations or prospects of Parent and its subsidiaries taken as a whole or of Computer Associates combined with the Surviving Corporation after the Effective Time, (iii) neither the Company nor its subsidiaries shall be required to divest any of their respective businesses, product lines or assets, or to take or agree to take any other action or agree to any limitation that could reasonably be expected to have a Material Adverse Effect (defined in Section 15 of the Merger Agreement), (iv) no party shall be required to agree to the imposition of, or to comply with, any condition, obligation or restriction on Parent or any of its subsidiaries or on the Surviving Corporation or any of its subsidiaries of the type described in clause (a) or (b) of Section 15 of the Offer to Purchase and (v) neither Parent nor Purchaser shall be required to waive any of the conditions to the Offer described in the Schedule 14D-1 or any of the conditions to the Merger described in the Schedule 14D-1.

         AGREEMENTS WITH RESPECT TO EMPLOYEE MATTERS. The Merger Agreement provides that the Company shall amend the Company's Stock Plans (defined below) to provide that, at the Effective Time, each of the then outstanding Company Options (defined below) whether vested or unvested in accordance with the relevant Stock Plans and stock option agreements shall by virtue of the Merger, and without any further action on the part of any holder thereof, be assumed by Parent and converted into an option to purchase that number of shares of common stock, par value $.10 per share ("Parent Common Stock"), of Parent determined by multiplying the number of Shares subject to such Company Option at the Effective Time by the quotient obtained by dividing (x) $28.00 by (y) the average closing price of Parent Common Stock on the New York Stock Exchange Composite Tape for the 30 consecutive trading days immediately prior to the Effective Time (such quotient, the "Conversion Number"), at an exercise price per share of Parent Common Stock equal to the quotient obtained by dividing (x) the exercise price per Share of such Company Option immediately prior to the Effective Time by (y) the Conversion Number. If the foregoing calculation results in an assumed Company Option being exercisable for a fraction of a share of Parent Common Stock, then the number of shares of Parent Common Stock subject to such option shall be rounded down to the nearest whole number of shares. The term, exercisability, vesting schedule, status as an "incentive stock option" under
Section 422 of the Code, if applicable, and all other terms and conditions of Company Options will, to the extent permitted by law and otherwise reasonably practicable, be unchanged. Continuous employment with the Company or any of its subsidiaries shall be credited to the optionee for purposes of determining the vesting of the number of shares of Parent Common Stock subject to exercise under the optionee's assumed Company Option after the Effective Time. "Company Options" means any option granted, and not exercised or expired, to a current or former employee, director or independent contractor of the Company or any of its subsidiaries or any predecessor thereof to purchase Shares pursuant to any stock option, stock bonus, stock award, or stock purchase plan, program, or arrangement of the Company or any of its subsidiaries or any predecessor thereof (collectively, the "Stock Plans") or any other contract or agreement entered into by the Company or any of its subsidiaries.

         Pursuant to the Merger Agreement, Parent agreed to take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery pursuant to the terms described in the

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immediately preceding paragraph. Pursuant to the Merger Agreement, Parent agreed to cause the shares of Parent Common Stock issuable upon exercise of the assumed Company Options to be registered, or to be issued pursuant to a then effective registration statement, no later than 90 days after the Effective Time on Form S-8 promulgated by the Commission, and to use its best efforts to maintain the effectiveness of such registration statement or registration statements for so long as such assumed Company Options remain outstanding. The Merger Agreement provides that, with respect to those individuals who subsequent to the Merger will be subject to the reporting requirements under Section 16(a) of the Exchange Act, Parent shall administer the Company Options assumed pursuant to the Merger Agreement in a manner that complies with Rule 16b-3 promulgated by the SEC under the Exchange Act, but shall have no responsibility for such compliance by the Company or its predecessors.

         The Merger Agreement further provides that the Company shall amend the Stock Plans to provide holders of the Company Options, which Company Options are then vested and exercisable (including Company Options which became vested and exercisable in accordance with the relevant Stock Plans and stock option agreements as a result of the consummation of the Offer or the Merger), the opportunity to elect to receive cash in an amount set forth below in exchange for each vested and exercisable Company Option. Pursuant to such amendment, Parent and the Company shall take all actions necessary to provide that, as to those holders who so elect, at or immediately prior to the Effective Time, (i) each vested and exercisable Company Option, so surrendered for cash, shall be cancelled and (ii) in consideration of such cancellation, and except to the extent that Parent and the holder of any such Company Option otherwise agree, the Company shall pay to each such holder of Company Options an amount in cash in respect thereof equal to the product of (1) the excess of the Merger Consideration over the exercise price thereof and (2) the number of Shares subject thereto.

         OTHER OFFERS. Pursuant to the Merger Agreement, the Company has agreed that, until the termination of the Merger Agreement, the Company and its subsidiaries will not, and will not authorize or permit the officers, directors, employees or other agents of the Company and its subsidiaries to, directly or indirectly, (i) take any action to solicit, initiate or encourage any Acquisition Proposal (defined below) or (ii) subject to the fiduciary duties of the Board of Directors under applicable law, as advised in writing by counsel to the Company, and in response to an unsolicited request therefor by a person who a majority of the Board believes intends to submit a Superior Acquisition Proposal (defined below), engage in negotiations with, or disclose any nonpublic information relating to the Company or any of its subsidiaries or afford access to the properties, books or records of the Company or any of its subsidiaries to, any person that has advised the Company or otherwise publicized the fact that it may be considering making, or that has made, an Acquisition Proposal; PROVIDED, nothing herein shall prohibit the Company's Board of Directors from taking and disclosing to the Company's stockholders a position with respect to a tender offer pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act. The Company has agreed to promptly notify Parent after receipt of any Acquisition Proposal or any notice that any person is considering making an Acquisition Proposal or any request for nonpublic information relating to the Company or any of its subsidiaries or for access to the properties, books or records of the Company or any of its subsidiaries by any person that has advised the Company or otherwise publicized the fact that it may be considering making, or that has made, an Acquisition Proposal and will keep Parent fully informed of the status and details of any such Acquisition Proposal, indication or request. "Acquisition Proposal" means any offer or proposal for, or any written indication of interest in, a merger or other business combination involving the Company or any of its subsidiaries or the acquisition of any significant equity interest in, or a significant portion of the assets of, the Company or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement; and "Superior Acquisition Proposal" means an Acquisition Proposal which a majority of the disinterested directors determines in its good faith judgment (based on advice of the Company's independent financial advisor) to be more favorable to the Company's stockholders than the Offer or the Merger, and for which financing, to the extent required, is then committed.

         AGREEMENT WITH RESPECT TO DIRECTOR AND OFFICER INDEMNIFICATION AND INSURANCE. Pursuant to the Merger Agreement, Parent has agreed, that, for a period of six years after the Effective Time, it will, and will cause the Surviving Corporation to, indemnify and hold harmless the current and former directors and officers of the Company in respect of acts or omissions occurring prior to the Effective Time to the same extent such persons are indemnified or are entitled to indemnification by the Company pursuant to the Company's articles of incorporation, by-laws or the FBCA in effect on the date of the Merger Agreement, subject to any limitations imposed from time to time by applicable law. Parent has further agreed that it will cause to be maintained for a period of not less than two years from the Effective Time the Company's current D&O Insurance for all persons who are directors or officers of the Company on the date of the Merger Agreement, so long as the annual premium therefor would not be in excess of 115% of the amount per annum the Company paid in its last full fiscal year, which amount has been disclosed to Parent. Parent also agreed that if the existing D&O Insurance cannot be maintained, expires or is terminated or canceled during such two-year period, Parent will use all reasonable efforts to cause to be obtained as much D&O Insurance as can be obtained for the remainder of such period for an annualized premium not in excess of 115% of the amount per annum the Company paid in its last full fiscal year, which amount has been disclosed to Parent, on terms and conditions substantially similar to the existing D&O Insurance.

         OTHER AGREEMENTS. Parent has agreed that it will take all action necessary to cause Purchaser to perform its obligations under the Merger Agreement and to consummate the Offer and the Merger on the terms and conditions set forth in the Merger Agreement (including ensuring that Purchaser has sufficient funds to consummate the Offer and the Merger). Parent also agreed, pursuant to the Merger Agreement, to hold in confidence all confidential information concerning the Company and its subsidiaries in accordance with the terms of the Confidentiality Agreement, dated January 7, 1999, between Parent and the Company.

         CONDITIONS TO THE MERGER. Pursuant to the Merger Agreement, the respective obligations of each party to consummate the Merger are subject to the satisfaction or waiver, where permissible, at or before the Effective Time of the following conditions: (i) Parent or Purchaser shall have purchased Shares in an amount equal to at least the Minimum Condition pursuant to the Offer, (ii) the adoption and approval of the Merger Agreement by affirmative vote of the Stockholders by requisite vote in accordance with the FBCA, if such vote is required by the FBCA, (iii) no provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit the consummation of the Merger and no proceeding challenging the Merger Agreement or the transactions contemplated thereby or seeking to prohibit, alter, prevent or materially delay the Merger shall have been instituted by any person before any court, arbitrator or governmental body, agency or official and be pending; (iv) any applicable waiting period under the HSR Act relating to the Merger shall have expired, and
(v) other than filing the articles of merger in accordance with the FBCA, all consents, approvals, orders or authorizations or registrations, declarations or filings or exemptions (collectively, "Consents") required to consummate the Merger shall have been filed, occurred or been obtained.

         TERMINATION. The Merger Agreement may be terminated at any time prior to the Effective Time (notwithstanding any approval of the Merger Agreement by the Stockholders) (i) by mutual written consent of the Company and Parent, (ii) by either the Company or Parent, if the Merger has not been consummated by September 30, 1999 (provided that the party seeking to terminate the Merger Agreement shall not have breached its obligations under the Merger Agreement in any material respect), (iii) by either the Company or Parent, if there shall be any law or regulation that makes consummation of the Merger illegal or otherwise prohibited or if any judgment, injunction, order or decree enjoining Parent or the Company from consummating the Merger is entered and such judgment, injunction, order or decree shall become final and nonappealable, (iv) by either the Company or Parent, (a) if Parent or Purchaser shall have failed to commence the Offer within five business days following the date of the Merger Agreement (provided that Parent shall not be entitled to terminate the Merger Agreement in the circumstance described in this sub-clause (a) as a result of its breach of the Merger Agreement), (b) if Parent or Purchaser shall not have purchased any Shares pursuant to the Offer prior to July 31, 1999 or (c) if the Offer shall have been terminated without Parent or Purchaser having purchased any Shares pursuant to the Offer, (v) by Parent, upon the occurrence of any Trigger Event (defined below), or (vi) by the Company, if prior to the purchase of any Shares in the Offer, the Company shall have received any Acquisition Proposal which the Company's Board of Directors has determined is more favorable to the Stockholders than the transactions contemplated by the Merger Agreement, whether or not such determination is required by the fiduciary duties of the Company's Board of Directors.

         FEES AND EXPENSES. Each party to the Merger Agreement has agreed to pay its own fees and expenses and there are no provisions for payment by the Company of the fees and expenses of Parent or Purchaser or vice versa, if the Merger Agreement is terminated, except as stated below. The Company has agreed to pay Parent a fee in immediately available funds equal to $20,000,000 promptly, but in no event later than one business day, after the termination of the Merger Agreement as a result of the occurrence of any of the events set forth below (a "Trigger Event"): (i) the Company shall have entered into, or shall have publicly announced its intention to enter into, an agreement or an agreement in principle with respect to any Acquisition Proposal,
(ii) any person or group (as defined in Section 13(d)(3) of the 1934 Act) (other than Parent or any of its affiliates) shall have become the beneficial owner (as defined in Rule 13d-3 promulgated under the 1934 Act) of at least 25% of the outstanding Shares or shall have acquired, directly or indirectly, at least 25% of the assets of the Company; (iii) subject to the provisions described in the next paragraph, any representation or warranty made by the Company in, or pursuant to, the Merger Agreement that is qualified as to materiality shall not have been true and correct when made or at any time prior to the consummation of the Offer as if made at and as of such time, or any representation or warranty made by the Company in, or pursuant to, the Merger Agreement that is not so qualified shall not have been true and correct in all material respects when made or at any time prior to the consummation of the Offer as if made at and as of such time, or the Company shall have failed to observe or perform in any material respect any of its obligations under the Merger Agreement; (iv) the Board of Directors of the Company (or any special committee thereof) shall have withdrawn or materially modified in a manner adverse to Parent or Purchaser its approval or recommendation of the Offer, the Merger or the Merger Agreement or its approval of the entry by Parent and Purchaser into the Stockholder Option Agreement, in any such case whether or not such withdrawal or modification is required by the fiduciary duties of the Company's Board of Directors (or any special committee thereof); or (v) prior to the purchase of any Shares under the Offer, the Company shall have received any Acquisition Proposal which the Company's Board of Directors has determined is more favorable to the Stockholders than the transactions contemplated by the Merger Agreement, whether or not such determination is required by the fiduciary duties of the Company's Board of Directors.

         The Merger Agreement further provides that, if (x) the only Trigger Event having occurred is an event pursuant to clause (iii) above and (y) the breaches of representation or warranty, or failures to observe or perform any obligation under clause (iii) above (A) individually or in the aggregate would not have or result in a Material Adverse Effect (defined in Section 15 of the Merger Agreement) or prevent or materially delay the consummation of the transactions contemplated by the Merger Agreement or (B) were unintentional, then the amount of the fee payable by the Company to Parent shall be $5,000,000.

         The Company has also agreed that, if the Merger Agreement is terminated as a result of the occurrence of a Trigger Event, it shall promptly assume and pay, or reimburse Computer Associates for, all fees payable and expenses incurred by Computer Associates (including the fees and expenses of its counsel) in connection with the Merger Agreement.

                          STOCKHOLDER OPTION AGREEMENT

         Under the Stockholder Option Agreement, each shareholder of the Company that is a party to the Stockholder Option Agreement ("Principal Stockholder") has granted Purchaser the option (the "Stock Option") to purchase, subject to the terms and conditions set forth in the Stockholder Option Agreement, for a price of $28 per Share in cash, or to cause to be tendered pursuant to the Offer, such Principal Stockholder's Shares (excluding Shares held pursuant to the Company's Employee Stock Ownership Plan and Trust (the "ESOP") and the Company's Profit Sharing 401(k) Plan (the "401(k) Plan")). In addition, if the price to be paid by Purchaser pursuant to the Offer is increased, the purchase price payable upon exercise of the Stock Option shall similarly be increased. The Stockholder Option Agreement also provides that the number and kind of Shares subject to the Stock Option and the purchase price therefor shall be appropriately and equitably adjusted in the event of changes in the Company's capital stock.

         Subject to the terms of the Stockholder Option Agreement, Purchaser has the right to exercise the Stock Option, in whole or in part, at any time up to 30 business days after the termination of the Merger Agreement.

         Each Principal Stockholder has agreed, in the Stockholder Option Agreement, upon receipt of instructions from Purchaser, to deliver to SunTrust Bank, Atlanta ("the Depositary") (i) a Letter of Transmittal with respect to such Principal Stockholder's Shares complying with the terms of the Offer together with instructions directing the Depositary to make payment for such Shares directly to the Principal Stockholder (but if such Shares are not accepted for payment or are withdrawn and are to be returned pursuant to the Offer, to return such Shares to such Principal Stockholder whereupon they shall continue to be held by such Principal Stockholder subject to the terms and conditions of the Stockholder Option Agreement), (ii) the certificates evidencing such Principal Stockholder's Shares and (iii) all other documents or instruments required to be delivered pursuant to the terms of the Offer.

         The Principal Stockholders' obligations to sell their Shares (other than by tendering pursuant to the Offer) under the Stockholder Option Agreement are subject to the satisfaction of the following conditions: (i) the representations and warranties of Purchaser set forth in the Stockholder Option Agreement shall be true and correct in all material respects on the date of sale, (ii) the applicable waiting period under the HSR Act to the exercise of the Stock Option shall have expired or been terminated, (iii) there shall be no preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, nor any statute, rule, regulation or order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining such exercise of the Stock Option, and (iv) Purchaser shall have commenced the Offer.

         Each Principal Stockholder has further agreed to not, directly or indirectly, solicit, initiate or encourage (or authorize any person to solicit) any inquiry, proposal or offer from any person to acquire the business, property or capital stock of the Company or any direct or indirect subsidiary thereof, or any acquisition of a substantial equity interest in, or a substantial amount of assets of, the Company or any direct or indirect subsidiary thereof, whether by merger, purchase of assets, tender offer or other transaction (a "Business Combination Proposal") or, subject to a Principal Stockholder's fiduciary duty as a director of the Company or a trustee of the ESOP or 401(k) Plan (in each case, if applicable), participate in any discussion or negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with, or participate in, facilitate or encourage any effort or attempt by any other person to make or seek any Business Combination Proposal. Each Principal Stockholder agreed to promptly advise Purchaser of the terms of any communication it may receive relating to a Business Combination Proposal.

         In entering into the Stockholder Option Agreement, each Principal Stockholder granted Purchaser a proxy to vote or consent (i) in favor of the adoption of the Merger Agreement and the Stockholder Option Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement and Stockholder Option Agreement, (ii) against any proposal for any recapitalization, merger, sale of assets or other business combination between the Company and any person or entity (other than the Merger) or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement not being fulfilled, and (iii) in favor of any other matter relating to consummation of the transactions contemplated by the Merger Agreement and the Stockholder Option Agreement. Each Principal Stockholder also agreed to cause such Principal Stockholder's Shares that are outstanding and owned by it beneficially to be voted in accordance with the foregoing. The proxy will be automatically revoked upon termination of the Stockholder Option Agreement.

         Stockholders holding an aggregate of 5,036,222 Shares and options to purchase an additional 576,792 Shares are parties to the Stockholder Option Agreement. Assuming that the Shares that are subject to the Stockholder Option Agreement are validly tendered and not withdrawn pursuant to a directive from Merger Subsidiary, approximately 3,145,802 additional Shares would be required to be tendered under the Offer in order to satisfy the Minimum Condition (assuming the number of Fully Diluted Shares set forth in the Introduction to the Offer to Purchase).

         Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to any of its affiliates its rights under the Stockholder Option Agreement.

                      CONSULTING AND NON-COMPETE AGREEMENTS

         The Company and each of Jerry W. Davis and Anthony V. Weight (each, the "Consultant") have entered into Consulting and Non-Compete Agreements (each, a "Consulting Agreement" and together the "Consulting Agreements") pursuant to which each Consultant has agreed to provide consulting services to the Company for a two year period commencing on the consummation of the Merger (the "Consulting Period"). As compensation for the Consultant's services, the Company has agreed to pay consulting fees to each Consultant at the rate of $250,000 per annum. The Consulting Agreements only becomes effective upon consummation of the Merger.

         Each of the Consulting Agreements provides that if the Company terminates the Consulting Period without Cause (as defined below) or the Consultant dies or becomes Disabled (as such term is defined in the Consulting Agreement), the Consultant shall be entitled to the continued payment of all consulting fees. If either (i) the Company terminates the Consulting Period for Cause or (ii) the Consultant terminates the Consulting Period, the Consultant shall be entitled to receive consulting fees paid through date of termination. "Cause" is defined in the Consulting Agreements to mean (i) the Consultant's breach of any material term of the Consulting Agreement, (ii) the Consultant's continued willful failure or refusal, after written notice, to perform his duties thereunder, (iii) the Consultant's conviction of a felony or of any crime involving moral turpitude, fraud or misrepresentation, or (iv) any gross negligence or willful misconduct by the Consultant resulting in substantial loss to the Company, substantial damage to the Company's reputation or theft or defalcation from the Company.

         The Consulting Agreements also contain non-competition provisions which prohibit each Consultant, for a period beginning on the Effective Date and ending on the fifth anniversary of the Effective Date, from participating or engaging in any activities or business involving, or relating to, the provision of information technology consulting and custom software development services, any other business or activity engaged in by the Company on the date of the Consulting Agreement, or any other business or activity engaged in by the Company in the future and in which the Consultant actively participated or any business or activity of any affiliate of the Company in which the Consultant actively participated within the United States of America. The Consulting Agreements also prohibit each Consultant from soliciting, recruiting or hiring any employees of the Company (or any of its affiliates) or persons who have worked for the Company (or any of its affiliates) at any time since January 1, 1998 and soliciting or encouraging any employee of the Company (or any of its affiliates) to leave the employment of the Company. As compensation for each Consultant entering into a non-compete agreement, the Company has agreed to pay to Mr. Davis and Mr. Weight a non-compete payment of $9,500,000 and $4,500,000, respectively.

         In addition, the Consulting Agreement provides that each Consultant shall not disclose to any other person or use any confidential information relating to or used by the Company or any of its affiliates, whether in written, oral or other form, except in connection with the performance of the Consultant's duties under the Consulting Agreement.

                 INTERESTS OF CERTAIN PERSONS IN THE TRANSACTION

      The Board of Directors of the Company was aware that certain officers and directors of the Company have certain interests in the Transaction, including those referred to below, that present actual or potential conflicts of interest in connection with the Offer and considered such factors along with other matters described in Item 4 under "Reasons for Recommendation."

      As of February 1, 1999, the executive officers and directors of the Company beneficially owned or may be deemed to have beneficially owned an aggregate of 4,308,689 Shares (not including approximately 1.4 million Shares owned by the ESOP, the beneficial ownership of which is attributed to Messrs. Davis and Weight as trustees of the ESOP) and held Company Options to purchase an aggregate of 823,292 Shares (whether or not exercisable). On such date, the Shares beneficially owned or which may be deemed to be beneficially owned by executive officers and directors of the Company and the Company Options held by such persons (whether or not exercisable) together constituted approximately 35% of the outstanding Shares on a fully diluted basis (assuming the exercise of all outstanding Company Options). If the Merger is consummated, subject to the election of the Company Option holder, each outstanding Company Option will be either (i) surrendered and cancelled in exchange for a cash payment equal to the number of Shares subject to such Company Option, multiplied by the Offer price, less the aggregate exercise price of such Company Option, or (ii) assumed by Parent and converted into an option to purchase that number of shares of Parent common stock and at that price per share determined in the manner described above in the Section entitled "Merger Agreement -- Agreements with respect to Employee Matters."

      The following table sets forth, as of February 1, 1999, the number of Shares and Options beneficially owned or which may be deemed to be beneficially owned by, and the aggregate amounts to be received (upon tender and purchase of such Shares and Options pursuant to the Offer) by, each executive officer and director of the Company who beneficially owns or may be deemed to beneficially own any Shares or Options, and all executive officers and directors of the Company as a group. Other than the individuals named below, no executive officer or director of the Company owns any Shares or Options.


                                                                                        TOTAL CASH AMOUNT
NAME OF DIRECTOR OR                                                                     TO BE RECEIVED UPON
EXECUTIVE OFFICER OF THE COMPANY                SHARES             OPTIONS              TENDER AND PURCHASE(1)

Jerry W. Davis(2)(3)(4)                           2,482,477           214,810             $   74,970,256
Anthony V. Weight(4)(5)                           1,626,167           182,982                 50,184,444
Lawrence A. Longhi                                  176,768           179,000                  7,372,004
R. Halsey Wise                                          225           200,000                  1,256,300
Anthony Colaluca                                        552            19,500                    257,625
Harry C. Stonecipher                                 22,500            20,250                    896,126
Theodore L. Weise                                         0             6,750                    117,281
All Directors and Executive Officers as
  a Group (7 Persons)                             4,308,689           823,292             $  135,054,036

-------------------------

(1) Assuming that all Options are fully exercisable (based on acceleration in accordance with their terms upon the consummation of the Offer) and the Option holder elects to take the cash value of the "in-the-money" portion of such Option rather than electing to convert such Option into an option to acquire shares of Parent common stock.

(2) Includes 2,382,454 Shares owned by First Oneida (1995) Limited Partnership, a Delaware limited partnership ("FO"), of which Mr. Davis and his wife each own a 49.5% limited partnership interest. Mr. and Mrs. Davis also each own 50% of the issued and outstanding common stock of Bull Gator, Inc. ("BG"), a Delaware corporation and the sole general partner of FO. BG owns a 1% general partner interest in FO. As a result, Mr. and Mrs. Davis share equally the voting and investment power over the Shares owned by FO and, as such, Mr. Davis is attributed with beneficial ownership of all such Shares, although he disclaims beneficial ownership of Shares controlled by Mrs. Davis through her 50% interest in FO.

(3)      Includes 1,012 Shares owned directly by Mr. Davis' wife.

(4) Technical compliance with the beneficial ownership determination provisions of Rule 13d-3 of the Exchange Act would require that the Shares shown above as beneficially owned by Messrs. Davis and Weight include all of the 1,399,075 Shares owned by the ESOP and the 38,670 Shares owned by the 401(k) Plan, because each of Messrs. Davis and Weight is a trustee of both the ESOP and the 401(k) (collectively, the "Trusts"), with shared investment power over all Shares held by the Trusts and shared voting power over the 38,670 Shares held by the 401(k) and the 35,000 unallocated Shares owned by the ESOP as of December 31, 1998. Instead, for the sake of clarity, the Shares shown above as beneficially owned by Messrs. Davis and Weight include only the 99,011 and 85,412 Shares, respectively, allocated to their individual participant accounts in the ESOP.

(5) Includes 1,417,438 Shares owned by Sundown (1995) Limited Partnership, a Delaware limited partnership ("SD"). Mr. Weight is the sole shareholder of Downunder, Inc. ("DU"), a Delaware corporation and sole general partner of SD. Mr. Weight is the owner of a 99% limited partnership interest in SD and DU is the owner of a 1% general partnership in SD. As such, Mr. Weight has retained sole voting and investment power over the Shares owned by SD and he is attributed with beneficial ownership of all such Shares.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

         A.       RECOMMENDATION OF THE BOARD OF DIRECTORS.

         The Company's Board of Directors (the "Company Board") unanimously has determined that the Offer and the Merger are fair to, and in the best interests of, the Stockholders, has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommends that the Stockholders accept the Offer and tender their Shares pursuant to the Offer.

         B.       BACKGROUND OF THE OFFER AND THE MERGER.

         Within the past twelve months, the Company has engaged in discussions concerning a business combination that would result in a change in control of the Company with only one person ("Prior Suitor") other than Parent. Prior Suitor is a high-growth, publicly-held competitor whose stock for some time has traded at a substantially higher price-earnings ("P/E") multiple (more than three times higher immediately prior to announcement of the Offer) than that of the Company.

         In March 1998, Prior Suitor approached the Company with a proposed stock-for-stock (pooling-of-interests) transaction, in which the Stockholders would receive Prior Suitor's common shares. Although the Company was then committed to pursuing its own strategic plan, because of the significant consolidation occurring in the information technology services industry, some members of the Company Board had expressed their belief that the Company needed to grow substantially in order to remain competitive in the marketplace. Accordingly, the Company entertained discussions with Prior Suitor, which over time included valuations for the Company's stock in the range of $35 to $40 per share. At the time of Prior Suitor's initial overture, the Company's stock was trading in the low $20's per share (although it climbed to its 52-week high of $28.125 shortly thereafter).

         The Company Board expressed concerns about the risks inherent in accepting an equity security consideration and, in particular, one with a substantially higher than average P/E multiple, such as Prior Suitor's stock then enjoyed. Prior Suitor's ability to sustain its enterprise growth rate and lofty P/E multiple were major issues confronting the Company's management throughout the discussions with Prior Suitor.

         Several meetings were held between the senior executives of Prior Suitor and the Company in the late summer of 1998, but negotiations were terminated by the Company when the market prices for the Company's stock and Prior Suitor's stock began to decline (at the beginning of the significant small cap market correction in the late summer and early fall of 1998). In early January 1999, Prior Suitor again contacted the Company in an effort to re-open discussions relating to a stock-for-stock transaction in the $26 to $28 per share range. The Company declined to re-enter discussions with Prior Suitor.

         Parent first approached the Company through Parent's financial advisor in early November 1998. On November 11, 1998, a preliminary meeting between executives of the Company and Parent (together with its financial advisor) was held in Jacksonville, during which the possible strategic benefits of a business combination were explored. Preliminary discussions continued by telephone between the Company and Parent and its financial advisor through December 1998 and into early January 1999. On
January 15, 1999, executives of Parent met at the Company's Systems Outsourcing Center ("SOC") in Jacksonville to learn more about the Company and to further discuss the mutual benefits of a possible combination of the companies. The next meeting, attended by Parent's President and the senior executive of its services division and the Company's acting CEO and President, was held in Jacksonville on January 22, 1999, to continue discussion of the cash consideration and other significant elements of an acquisition of the Company by Parent.

         Parent is the world leader in development of mission-critical business software, but its business segment devoted to information technology consulting services is a relatively small part of the total enterprise. Parent has expressed a strong desire to greatly expand the services component of its business. In the mid-January meeting of senior executives, it became clear that there were significant synergies to be realized in combining the companies, particularly as a result of the combination of Parent's sales and marketing strengths with the Company's SOC-oriented project delivery model.

         During the week of January 25, 1999, all members of the Company Board were informed by telephone of the status of these discussions between Parent and the Company and they unanimously authorized the acting CEO and the President of the Company to continue the discussions with Parent regarding a potential acquisition of the Company by Parent.

         On January 28, 1998, the Company's President met with Parent's President and other executives in New York (with the Company's acting CEO and CFO joining by telephone) to reach a general understanding in concept concerning the terms and conditions of a possible cash offer by Parent for all of the common stock of the Company. At that meeting the parties discussed a valuation in the range of $26 to $28 net cash to the Stockholders. Parent expressed its belief that a price at the top of their range ($28 per share) would represent a significant premium for the Company's stock. In the Company's later financial analysis, it became clear to the Company Board that only a strategic buyer of Parent's size and profitability feasibly could pay cash for the Company's stock in the indicated range.

         On January 29, 1999, the Company engaged The Robinson-Humphrey Company, LLC ("Robinson-Humphrey") as its financial advisor to assist the Company Board in evaluating Parent's acquisition proposal, as well as other alternatives that might be available to the Company. Senior management of the Company considered Parent's proposal to be very attractive to the Stockholders under current circumstances. On the morning of February 2, 1999, counsel for Parent met with the Company's counsel for the purpose of delivering initial drafts of a proposed Merger Agreement, Stockholder Option Agreement and Consulting and Non-Compete Agreement (collectively, the "Transaction Documents") and providing a general overview of the principal terms and conditions thereof.

         At a telephonic meeting of the Company Board in the afternoon of February 2, 1999, the Company Board discussed (i) the principal features of Parent's acquisition proposal, (ii) the Company Board's legal duties in relation thereto, including whether any further market testing was necessary (in view of the recently terminated discussions with Prior Suitor regarding a stock-for-stock transaction) to determine that Parent's proposal represented the highest value reasonably available to the Stockholders, (iii) Robinson-Humphrey's evaluation of other likely suitors and their financial ability to top Parent's proposed purchase price and terms, (iv) Robinson-Humphrey's preliminary analysis of the fairness to the Stockholders from a financial standpoint of the Offer and the Merger, (v) the issues requiring further negotiation with Parent and (vi) the general timetable anticipated for the proposed transaction. Further negotiations with Parent and its counsel ensued on February 2, 1999, and continued through the afternoon of February 5, 1999, at which time the substantially definitive terms and conditions of the Offer, and the various Transaction Documents were arrived at. Copies of all significant drafts and revisions of the various Transaction Documents were distributed to all members of the Company Board promptly upon their receipt by Company counsel.

         At a telephonic meeting commencing at 5:30 p.m. on February 5, 1999, the Company Board considered the proposed Merger Agreement and other Transaction Documents and the transactions contemplated thereby. Robinson-Humphrey presented its analysis of the proposed consideration to be received by the Stockholders and the financial dynamics of the proposed combination with Parent (as compared with other possible suitors), and delivered its written opinion to the Company Board to the effect that, as of the date thereof, the cash consideration to be received by the Stockholders in the transactions contemplated by the Offer and the Merger Agreement was fair, from a financial point of view, to the Stockholders. After discussion, the Company Board unanimously (i) determined that the aggregate consideration to be received by the Stockholders pursuant to the Offer and the Merger Agreement is fair to the Stockholders from a financial point of view and represents the highest value reasonably available to the Stockholders; (ii) approved and authorized execution and/or implementation of the Offer, the Merger Agreement, Stockholder Option Agreement and Consulting Agreements, and the execution by the Principal Stockholder of the Stockholder Option Agreement; and (iii) authorized the officers of the Company to proceed with the transaction on terms consistent with those discussed and approved by the Company Board.

         The Merger Agreement, the Stockholder Option Agreement and the Consulting Agreements were executed by all applicable parties late on February 5 and early on February 6, 1999, and on February 8, 1999, Parent issued a press release before the opening of the U.S. stock markets announcing such execution and the impending Offer.

         C.       REASONS FOR RECOMMENDATION; FAIRNESS OF THE OFFER AND THE
                  MERGER

         The Company Board unanimously has determined that the Offer and the Merger are fair to, and in the best interests of, the Stockholders, and the Company Board unanimously recommends that the Stockholders accept the Offer, tender their Shares pursuant to the Offer and approve the Merger. In reaching these determinations, the Company Board considered the following factors, each of which, in the view of the Company Board, supported such determinations:

                  (i) The Company Board believed, after reviewing written reports and analyses prepared by Robinson-Humphrey, that values comparable to the total acquisition price to be paid by the Purchaser would be difficult to achieve under current market conditions through the possible alternatives to a sale of the Company, including, in the near term, a continuation of the Company as an autonomous, publicly-owned entity;

                  (ii) The Company Board considered that although Company management expects continued growth and profitability, the market price for the Shares was not likely to approach the acquisition price in the near term;

                  (iii) The total acquisition price to be paid by the Purchaser compares favorably with trading multiples of comparable companies and recent comparable acquisition multiples and is only slightly less than the highest price at which the Shares have traded subsequent to the Company's initial public offering in September 1995;

                  (iv) The historical market prices and recent trading activity of the Shares, including the fact that the $28.00 per Share cash consideration to be received by the Stockholders in the Offer and Merger represents a premium of approximately 19.1% over the reported closing price on the last full trading day preceding the public announcement of execution of the Merger Agreement, and a premium of approximately 70.2% and 67.4% over the average closing price for the 30 and 60-day periods, respectively, immediately preceding such date, and the fact that such price would be payable in cash, thus eliminating any uncertainties in valuing the consideration to be received by the Stockholders;

                  (v) The Company Board received the oral opinion of Robinson-Humphrey, confirmed by its written opinion, dated February 5, 1999, that, as of the date thereof, the cash consideration to be received by the Stockholder in the Offer and the Merger, was fair, from a financial point of view, to the Stockholders;

                  (vi) The Merger Agreement permits the Company Board (a) in response to unsolicited inquiries or proposals, which a majority of the Company Board believes will result in a Superior Acquisition Proposal, and in the discharge of its fiduciary duties (based on the written advice of legal counsel), to disclose non-public information to, and participate in discussions and negotiations with, third parties relating to an acquisition transaction involving the Company and (b) to withdraw its recommendation and terminate the Merger Agreement in the exercise of its fiduciary duties (based upon the written advice of legal counsel); provided, however, that such termination would trigger the payment by the Company of a break-up fee in the amount of $20,000,000;

                  (vii) The Offer and the Merger and the purchase of Shares are not subject to any financing contingency, and Parent has committed to make available to Merger Subsidiary all funds necessary to complete the Offer, the Merger, and the purchase of Shares pursuant to the Merger Agreement;

                  (viii) The history of the negotiations between the Company and its representatives and Parent and its representatives, including the Company Board's belief that Parent and the Purchaser would not further increase the Offer Price and that $28.00 per Share was the highest price that could be obtained from Parent and the Purchaser; and

                  (ix) Parent and the Company negotiated the Merger Agreement on an arms-length basis.

         In making the determinations described above, the Company Board also considered the following:

                           a. The review of possible alternatives to the
Offer and the Merger, the range of possible benefits and risks to the Stockholders of such alternatives, and the timing and the likelihood of actually accomplishing any such alternatives;

                           b. The timing of the transactions and the premiums
currently being obtained for corporations engaged in similar businesses;

                           c. Information with respect to the business,
properties, management, financial condition, results of operations, and prospects of the Company, as well as the likelihood of achieving those prospects, and the going concern value of the Company (as reflected in part by the Company's historical and projected operating results);

                           d. The likelihood that the proposed acquisition will
be consummated, including the experience, reputation, and financial condition of Parent;

                           e. The financial aspects of the Merger Agreement,
including the proposed terms, timing, and structure of the acquisition and the nature, adequacy, and fairness of the consideration offered;

                           f. The significant consolidation taking place in the
information technology services industry, and the business, marketing, and competitive consequences of the proposed acquisition to the Company, including Parent's business plans for the Company and their effects on corporate constituencies;

                           g. The possibility that, in the event of an
unanticipated future decline in the Company's business, the trading price of the Shares or the stock market in general, the consideration that the Stockholders would obtain in a future transaction might be less advantageous than the consideration they would receive pursuant to the Offer and the Merger;

                           h. The legal, social, economic, and other effects of
the proposed acquisition on the Company's customers, employees, and suppliers and on the societies and communities in which the Company operates;

                           i. Oral presentations and written reports and
analyses provided to the Company Board by Robinson-Humphrey, which included its valuation analyses of the Company and the total acquisition price;

                           j. The terms and conditions of the Merger
Agreement, including the absence of any financing contingency and the Company Board's view that it appeared unlikely that there existed other viable buyers at an equivalent price given the purchase consideration and timing of the acquisition;

                           k. The views expressed by management and
Robinson-Humphrey that there appeared to be a limited and identifiable number of parties with which the Company would be a good strategic fit, and that it was unlikely that any other party would propose a transaction that was more favorable to the Stockholders;

                           l. The structure of the transaction, which is
designed, among other things, to result in receipt by the stockholders at the earliest practicable time of the consideration to be paid in the Offer and the fact that the per Share consideration to be paid in the Offer and the Merger is the same; and

                           m. The trading history of the Shares, as well as
similar information for other comparable companies.

         A copy of Robinson-Humphrey' written opinion, which sets forth the assumptions, qualifications, and procedures on which it is based, is attached to this Statement as Exhibit 7, and is incorporated herein by reference. THE COMPANY'S STOCKHOLDERS ARE URGED TO READ THE ROBINSON-HUMPHREY OPINION IN ITS ENTIRETY.

         The members of the Company Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company and based upon the advice of financial and legal advisors. In light of the number and variety of factors that the Company Board considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to assign relative weights to the foregoing factors and, accordingly, the Company Board did not do so. In addition to the factors listed above, the

Company Board considered the fact that, while consummation of the Offer would result in the Stockholders receiving a premium for their Shares over the trading prices of the Shares prior to the public announcement of the execution by Parent and the Company of the Merger Agreement, consummation of the Offer and the Merger would eliminate any opportunity for the Stockholders (other than Parent and Purchaser) to participate in the potential future growth of the Company. The Company Board determined, however, that the loss of such opportunity is reflected in the Offer Price.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         Pursuant to a letter agreement dated February 4, 1999, the Company engaged Robinson-Humphrey to act as its financial advisor in connection with the possible sale of all or a portion of the Company. Pursuant to the terms of the letter agreement, the Company has agreed to pay Robinson-Humphrey a fee of $1,300,000 at the time of the consummation of the Merger. The Company also has agreed to reimburse Robinson-Humphrey for its reasonable out-of-pocket expenses and has agreed to indemnify Robinson-Humphrey against certain liabilities.

         Except as described herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

         (a) Jerry W. Davis, the Company's CEO, Anthony V. Weight, the Company's acting CEO, and Lawrence A. Longhi, the Company's Senior Vice President (or entities which are the record owners of Shares beneficially owned by Messrs. Davis, Weight or Longhi) have executed the Stockholder Option Agreement attached hereto as Exhibit 3 and incorporated herein by reference. The terms and conditions of the Stockholder Option Agreement are summarized in Item 3 hereof. No other transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

         (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, all of the Company's executive officers, directors and affiliates who own Shares presently intend to tender such Shares to Purchaser pursuant to the Offer.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

         (a) Except as set forth herein, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

         (b) Except as set forth herein, there are no transactions, Board of Directors resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

         The purchase of the Shares by Purchaser pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public.

         NASDAQ LISTING. Depending on the number of Shares acquired pursuant to the Offer, the Shares may no longer meet the requirements for continued inclusion on Nasdaq National Market System ("Nasdaq NMS"). According to Nasdaq NMS's published guidelines, Nasdaq NMS would consider delisting the Shares if, as a result of the Offer, the number of round lot holders of Shares were reduced to less than 400, the number of Shares publicly held (excluding those held by officers and directors of the Company, members of their immediate families and persons owning 10% or more of the Shares outstanding) were reduced to less than 750,000, or the aggregate market value of the publicly-held Shares were reduced to less than $5,000,000. In addition, if registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for listing on Nasdaq NMS. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the standards for continued inclusion on the Nasdaq NMS, the market for Shares could be adversely affected.

         REGISTRATION UNDER THE EXCHANGE ACT. The Shares currently are registered under the Exchange Act. Such registration may be terminated upon application by the Company to the Commission if there are fewer than 300 record holders of Shares. It is the intention of Purchaser to seek to cause an application for such termination to be made as soon after consummation of the Offer as the requirements for termination of registration of the Shares are met. Termination of registration of the Shares under the Exchange Act would make certain provisions of the Exchange Act no longer applicable to the Company, such as the periodic reporting and record keeping requirements under Section 13(a) and (b), the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement pursuant to Sections 14(a) or 14(c) in connection with stockholders' meetings or action by written consent and the related requirement of furnishing an annual report to stockholders, and the requirements of Rule 13e-3 with respect to "going private" transactions. Furthermore, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 or 144A promulgated under the Securities Act may be impaired or eliminated.

         The Shares currently are "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding listing and market quotations it is possible that following the Offer, the Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers. If registration of Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities."

         DISSENTERS' RIGHTS. Holders of Shares do not have dissenters' rights as a result of the Offer. If the Merger is consummated with a vote of the Stockholders and if on the record date fixed to determine the Stockholders entitled to vote, the Shares are listed on Nasdaq NMS or on a national securities exchange or are held of record by 2,000 or more of such Stockholders, then holders of Shares will not have dissenters' rights under the FBCA. If, however, the Merger is consummated with or without the vote of the Stockholders but the Shares are not so listed or designated or are not held of record by at least 2,000 shareholders, then holders of Shares will have certain rights pursuant to the provisions of Sections 607.1301, 607.1302 and 607.1320 of the FBCA to dissent and demand determination of, and to receive payment in cash of the fair value of, their Shares. If the statutory procedures were complied with, such rights could lead to a judicial determination of the fair value required to be paid in cash to such dissenting holders for their Shares. Any such judicial determination of the fair value of Shares or the market value of the Shares could be more or less than the Offer Price or the price provided for in the Merger Agreement. Section 607.1301(2) of FBCA defines "fair value" as the value of the shares excluding any appreciation or depreciation in anticipation of the transaction unless such exclusion would be inequitable.

         If any holder of Shares who asserts dissenters' rights under the FBCA fails to perfect, or effectively withdraws or loses his dissenters' rights, as provided in the FBCA, the Shares of such shareholder will be converted into the right to receive the price provided for in the Merger Agreement in accordance with the Merger Agreement. A shareholder may withdraw his notice of election to dissent by delivery to Parent of a written withdrawal of his notice of election to dissent and acceptance of the Merger.

         THE FOREGOING SUMMARY OF THE RIGHTS OF OBJECTING STOCKHOLDERS DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE ANY AVAILABLE DISSENTERS' RIGHTS. THE PRESERVATION AND EXERCISE OF DISSENTERS' RIGHTS REQUIRES STRICT ADHERENCE TO THE

APPLICABLE PROVISIONS OF SECTIONS 607.1301, 607.1302 AND 607.1320 OF THE FBCA, AND WILL ONLY BE AVAILABLE IN CONNECTION WITH THE CONSUMMATION OF THE MERGER.

         TAX MATTERS. The following is a summary of the anticipated material federal income tax consequences to holders whose Shares are purchased pursuant to the Offer or whose Shares are converted to cash in the Merger (including Dissenting Shares). This discussion is not a complete description of the federal income tax consequences of the Offer and the Merger. Furthermore, this discussion applies only to a holder of Shares who is holding the Shares as a capital asset (as defined in Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code")) and who is a United States person (as defined in
Section 7701(a)(30) of the Code) and may not apply to a holder of Shares who or which is subject to special treatment under the Code, such as a holder who or which is a non-United States person, a financial institution, an insurance company, a tax-exempt organization or a person who acquired the Shares pursuant to the exercise of an employee stock option or otherwise as compensation. Lastly, this discussion does not address the state, local or foreign tax consequences of the Offer and the Merger.

         BECAUSE OF THE COMPLEXITIES OF THE FEDERAL INCOME TAX LAWS AND BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH HOLDER OF SHARES SHOULD CONSULT SUCH HOLDER'S OWN TAX ADVISOR TO DETERMINE THE APPLICABILITY OF THE RULES DISCUSSED BELOW TO SUCH HOLDER AND THE PARTICULAR TAX EFFECTS OF THE OFFER AND THE MERGER TO SUCH HOLDER. IN ADDITION, EACH HOLDER SHOULD CONSULT EACH HOLDER'S OWN TAX ADVISOR REGARDING THE APPLICATION AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS.

         The receipt of cash for Shares pursuant to the Offer or the Merger (including Dissenting Shares) will be a taxable transaction. In general, a holder of Shares will recognize gain or loss equal to the difference between (a) such holder's adjusted tax basis for the Shares sold pursuant to the Offer or converted to cash in the Merger (including conversion pursuant to the exercise of dissenters rights), and (b) the amount of cash received therefor (which amount does not include any interest paid to a holder of Dissenting Shares). Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or converted to cash in the Merger. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if, on the date of sale (or, if applicable, the date of the Merger), the Shares had been held for more than one year. Any interest paid to a holder of Dissenting Shares will be treated as ordinary income.

         Payments in connection with the Offer or the Merger may be subject to "backup withholding" at a rate of 31% unless the holder complies with certain identification or exemption requirements. Any amounts so withheld will be credited against the holder's income tax liability, or refunded, provided that certain information is provided to the Internal Revenue Service. A tendering holder may be able to prevent backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. Similarly, a holder who receives cash in exchange for Shares pursuant to the Merger or upon exercise of dissenters rights should be able to prevent backup withholding by completing a Form W-9 or an acceptable substitute therefor. Each holder should consult with such stockholder's own tax advisor as to such holder's qualification for exemption from backup withholding and the procedure for obtaining such exemption.

ITEM 9.  MATERIAL REQUIRED TO BE FILED AS EXHIBITS.

Exhibit 1         Letter to Stockholders dated February 9, 1999.*

Exhibit 2 Agreement and Plan of Merger, dated as of February 5, 1999 by and among Parent, Purchaser and the Company.

Exhibit 3 Stockholder Option Agreement, dated as of February 5, 1999, among Purchaser and the stockholders of the Company named therein.

Exhibit 4 Consulting and Non-Compete Agreement, dated as of February 5, 1999, by and between Company and Jerry W. Davis.

Exhibit 5 Consulting and Non-Compete Agreement, dated as of February 5, 1999, by and between Company and Anthony V. Weight.

Exhibit 6 Confidentiality Agreement, dated January 7, 1999, between Parent and the Company.

Exhibit 7         Opinion of The Robinson-Humphrey Company, LLC, dated February
                  5, 1999.*

------------------
*Included with Schedule 14D-9 mailed to Stockholders.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     COMPUTER MANAGEMENT SCIENCES, INC.


                                     By:/S/ ANTHONY V. WEIGHT
                                        -----------------------------------

                                     Dated:  February 9, 1999
                                     Name:  Anthony V. Weight
                                     Title:  Acting Chief Executive Officer

                                                                         ANNEX A

                        INFORMATION STATEMENT PURSUANT TO
                         SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

         This Information Statement is being mailed on or about February 9, 1999 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Computer Management Sciences, Inc., a Florida corporation (the "Company"), to the holders of record of shares of common stock, par value $0.01 per share, of the Company (the "Common Stock" or the "Shares"). You are receiving this Information Statement in connection with the possible election of persons designated by CAI (as defined below) to a majority of the seats on the Board of Directors of the Company (the "Company Board").

         On February 5, 1999, the Company, Computer Associates International, Inc., a Delaware corporation ("CAI"), and TheBetterPlan ("TBP"), Inc., a Florida corporation and a wholly owned subsidiary of CAI ("Purchaser"), entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which (i) Purchaser will commence a tender offer (the "Offer") for all outstanding Shares at a price of $28.00 per Share, net to the seller in cash, and (ii) the Purchaser will be merged with and into the Company (the "Merger"). As a result of the Offer and Merger, the Company will become a wholly owned subsidiary of CAI.

         The Merger Agreement provides that, promptly after the purchase of a majority of the outstanding Shares pursuant to the Offer, CAI shall be entitled to designate such number of directors (the "CAI Designees"), rounded up to the next whole number, on the Company Board as will give CAI representation proportionate to its ownership interest. The Merger Agreement requires the Company to take such action as CAI may request to cause the CAI Designees to be elected to the Company Board under the circumstances described therein. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder.

         You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined shall have the meaning set forth in the Schedule 14D-9.

         The information contained in this Information Statement concerning CAI and the Purchaser has been furnished to the Company by CAI. The Company assumes no responsibility for the accuracy or completeness of such information.

RIGHT TO DESIGNATE DIRECTORS; THE CAI DESIGNEES

         The Merger Agreement provides that, subject to compliance with applicable law, promptly upon the purchase of and payment by CAI for Shares pursuant to the Offer which represent at least a majority of the outstanding Shares (on a fully diluted basis), CAI will be entitled to designate such number of CAI Designees, rounded up to the next whole number, on the Company Board as is equal to the product of the total number of directors on the Company Board (determined after giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares so accepted for payment bears to the total number of Shares then outstanding. The Company will promptly, upon the request of Purchaser, increase the size of the Company Board or exercise its best efforts to secure the resignations of such number of directors, or both, as is necessary to enable CAI Designees to be so elected to the Company Board, and shall cause the CAI Designees to be so elected. Notwithstanding the foregoing, until the Effective Time (as defined in the Merger Agreement) of the Merger, the Company Board will have at least one director who is neither a CAI Designee nor an affiliate of CAI or Purchaser nor an employee of the Company.

         CAI has informed the Company that it will choose the CAI Designees from the directors and executive officers listed in Schedule I to TBP's Offer to Purchase, a copy of which is being mailed to the Company's stockholders together with this Schedule 14D-9. CAI has informed the Company that each of the directors and executive officers listed in Schedule I to the Offer to Purchase has consented to act as a director, if so designated. The information on such Schedule I is incorporated herein by reference. The business address of Purchaser is c/o Computer Associates International, Inc., One Computer Associates Plaza, Islandia, New York 11788-7000.

         It is expected that the CAI Designees may assume office at any time following the purchase by Purchaser of a specified minimum number of Shares pursuant to the Offer, which purchase cannot be earlier than March 10, 1999, and that upon assuming office, the CAI Designees will thereafter constitute at least a majority of the Board.

                     OUTSTANDING VOTING STOCK OF THE COMPANY

         There were 14,644,054 shares of common stock, par value $0.01 per share (the "Common Stock") of the Company outstanding on February 5, 1999, and each share is entitled to one vote on each mater presented to the shareholders for a vote. The only outstanding voting security of the Company is its Common Stock.

                            MANAGEMENT OF THE COMPANY

DIRECTORS AND EXECUTIVE OFFICERS

      The following table sets forth certain information regarding the Company's directors and executive officers:

NAME                                AGE           POSITIONS WITH THE COMPANY
Jerry W. Davis                      54            Chief Executive Officer and Director
Anthony V. Weight                   57            Acting Chief Executive Officer, Senior Vice President, Corporate
                                                  Secretary, and Director
Lawrence A. Longhi                  41            Senior Vice President and Director
R. Halsey Wise                      33            President and Chief Operating Officer
Anthony Colaluca                    32            Vice President and Chief Financial Officer
Harry C. Stonecipher                62            Director
Theodore L. Weise                   54            Director

           JERRY W. DAVIS. Mr. Davis is a founder of the Company and has served as Chief Executive Officer and Chairman of the Board since the Company's inception in 1983. He served as President of the Company from 1983 through July of 1997.

           ANTHONY V. WEIGHT. Mr. Weight is a founder of the Company and has served as Senior Vice President and a director since the Company's inception in 1983. Since August, 1998, Mr. Weight also has been serving as the acting Chief Executive Officer of the Company. Mr. Weight served as the Company's Treasurer from 1983 until April 1996 and Chief Financial Officer from March 1995 until April 1997.

           LAWRENCE A. LONGHI. Mr. Longhi joined the Company as a systems consultant in 1984 and has served as a director since 1985. Mr. Longhi served as a Vice President from 1985 until February 1996, when he was appointed as a Group Vice President. In 1997 he was promoted to Senior Vice President.

         R. HALSEY WISE. Mr. Wise joined the Company as President and Chief Operating Officer on July 18, 1997. Prior to joining the Company, from August 1994 to July 1997, Mr. Wise was employed as Vice President of Investment Banking with The Robinson-Humphrey Company, Inc., and co-led the Information Technology Services group. Mr. Wise was employed by J.P. Morgan in the Mergers and Acquisitions group from 1993 to August 1994, and by First Union Corporation in the Corporate Finance group from 1987 through 1992.

           ANTHONY COLALUCA. Mr. Colaluca joined the Company in September of 1996 as a Vice President and Chief Accounting Officer. In April of 1997, Mr. Colaluca was appointed as the Chief Financial Officer of the Company. For approximately seven years prior to joining the Company, Mr. Colaluca, a certified public accountant, held various positions with KPMG Peat Marwick, LLP, including Senior Manager, Manager, Supervising Senior Accountant and Senior Accountant.

           HARRY C. STONECIPHER. Mr. Stonecipher was elected as a director of the Company on October 25, 1995. He has served as President, Chief Operating Officer and a director of The Boeing Company since August 1997. He served as President, Chief Executive Officer and a director of McDonnell Douglas Corporation from 1994 through July 1997. Mr. Stonecipher previously served as Chairman and Chief Executive Officer of Sundstrand Corporation (a manufacturer of aerospace and electronic equipment) from 1991 through 1994 and as its President from 1987 through 1991. Mr. Stonecipher also currently serves on the Boards of Directors of Cincinnati Milacron, Inc. and Sentry Insurance.

           THEODORE L. WEISE. Mr. Weise was appointed as a director of the Company on October 13, 1998, to fill a vacancy created by the death of Mr. Perry
E. Esping. Mr. Weise has served as President and Chief Executive Officer and a director of Federal Express Corp. since February, 1998. Prior to that, Mr. Weise held several other positions with Federal Express Corp., including Executive Vice President and Chief Operating Officer from February, 1996 through February, 1998, and Senior Vice President, Air Operations from 1991 through February, 1996. Mr. Weise also serves as a director of Resortquest International, Inc.

      The Board of Directors consists of five members. Messrs. Longhi and Stonecipher are Class I directors, Messrs. Weight and Weise are Class II directors, and Mr. Davis is a Class III director. Mr. Esping passed away in July, 1998. The terms of the Class I directors expire in 1999, the terms of the Class II directors expire in 2000, and the terms of the Class III directors expire in 2001. The Articles of Incorporation and Bylaws provide that the size of the Board of Directors may be changed (to not fewer than three or more than nine members) by amendment of the Bylaws by the Board of Directors or by holders of 66b% of the outstanding Common Stock.

MEETINGS OF THE BOARD OF DIRECTORS AND STANDING COMMITTEES

      The Company's Board of Directors has a Compensation Committee, an Audit Committee, and an Executive Committee. The Compensation Committee consists of Messrs. Stonecipher and Weise. The Compensation Committee is responsible for establishing salaries, bonuses and other compensation for the Company's executive officers. See "Board Compensation Committee Report on Executive Compensation." The Compensation Committee also is responsible for administering the Company's stock option plans and for establishing the terms and conditions of all stock option grants thereunder. The Compensation Committee met two times during 1998 (and once in 1999 after Mr.
Weise's appointment).

      The members of the Audit Committee are Messrs. Stonecipher and Weight. The duties of the Audit Committee are to recommend to the Board of Directors the selection of independent certified public accountants, to meet with the Company's independent certified public accountants to review the scope and results of the annual audit, and to consider various accounting and auditing matters related to the Company, including its system of internal controls and financial management practices. The Audit Committee met one time during 1998.

      The members of the Executive Committee are Messrs. Davis and Weight. The Executive Committee is empowered to exercise all of the authority of the Board of Directors of the Company, except as limited by the Florida Business Corporation Act. Under the Florida Business Corporation Act ("FBCA"), an executive committee may not, among other things, recommend to shareholders actions required to be approved by shareholders, fill vacancies on the board of directors, amend the bylaws or approve the reacquisition or issuance of shares of a company's capital stock. The Executive Committee met two times during 1998.

      The Company does not have a nominating committee. This function is performed by the Board of Directors.

      During 1998, the Company's Board of Directors held two meetings. Each director attended all of the Board meetings and meetings of committees of which he is a member, either personally or by conference telephone call.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT

      Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's executive officers and directors, and persons who own more than ten percent of the Common Stock of the Company, to file reports of ownership and changes in ownership with the Securities and Exchange Commission ("SEC"). Officers, directors, and ten percent shareholders are required by the SEC regulations to furnish the Company with copies of all Section 16(a) reports they file.

      Based on a review of forms submitted to the Company during and with respect to the fiscal year ended December 31, 1998, all Reporting Persons (as defined in Section 16(a)) filed all required reports. The following Reporting Persons filed late reports: Theodore L. Weise filed a Form 3 "Initial Statement of Beneficial Ownership" more than 10 days following the event which resulted in his becoming a Reporting Person.

         COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

COMPENSATION OF DIRECTORS

      Non-employee directors receive stock options for their services pursuant to the 1995 Non-Employee Director Stock Option Plan (the "Director Plan"). The Director Plan provides for the grant of non-qualified options to purchase Common Stock to non-employee directors of the Company. The Director Plan authorizes the issuance of a maximum of 168,750 shares of Common Stock. The Director Plan is administered by the Compensation Committee. The Director Plan provides for the automatic grant of: (a) an option to purchase an aggregate of 6,750 shares of the Common Stock upon the initial election of each non-employee director of the Company, and (b) an option to purchase an additional 4,500 shares of Common Stock immediately following each annual meeting of the Company's shareholders (beginning with the meeting held in 1996) at which such non-employee director is either re-elected to, or continues to serve as an incumbent member of, the Company's Board of Directors. Each such option is granted at an exercise price equal to the fair market value of the Common Stock on the date of grant. All options granted under the Director Plan have a term of 10 years and vest in equal installments over the first five years of such term. No director who is an employee of the Company receives separate compensation for services rendered as a director.

COMPENSATION OF EXECUTIVE OFFICERS

      1995 STOCK INCENTIVE PLAN. The primary purpose of the 1995 Stock Incentive Plan (the "1995 Plan") is to provide an incentive to key employees who are in a position to make significant contributions to the Company. The 1995 Plan is administered by the Compensation Committee. Under the 1995 Plan, the Compensation Committee has discretion to award stock options, stock appreciation rights ("SARs") and restricted stock to employees. A total of 1,956,250 shares of Common Stock has been reserved for issuance pursuant to the exercise of options and SARs granted under the 1995 Plan and the grant of restricted stock awards. Options may be either incentive stock options within the meaning of
Section 422 of the Internal Revenue Code of 1986 (the "Code"), which permits the deferral of taxable income related to the exercise of such options, or nonqualified options not entitled to such deferral. Subject to the provisions of the 1995 Plan, the Compensation Committee, in its discretion, selects the recipients of awards and the number of shares or options granted thereunder and determines other matters such as (i) vesting schedules, (ii) the exercise price of options (which cannot be less than 100%, in the case of incentive stock options, or 50%, in the case of nonqualified options, of the fair market value of the Common Stock on the date of grant). All awards are nontransferable. Options and SARs expire immediately upon termination of an optionee's employment either for cause or voluntarily by the optionee without the Company's consent, or within three months of termination of employment with the Company for other reasons (twelve months in the case of death or disability). The restrictions upon stock awards lapse over time or upon the occurrence of specified events, and the restricted shares are forfeited if the recipient ceases to be an employee of the Company before the restrictions lapse.

      PROFIT SHARING -- 401(K) PLAN. The Company has a Profit Sharing -- 401(k) Plan, which is qualified under Sections 401 (a) and (k) of the Code (the "401(k) Plan"), pursuant to which the Company may make certain discretionary contributions, subject to certain limitations (described below), in each plan year. Each participant becomes vested ratably in the Company's contributions on behalf of the participant at the rate of 20% after two years of service with the Company and an additional 20% for each year of service thereafter, becoming fully vested after six years of service. Additionally, all employees of the Company may elect to have the Company make certain salary reduction contributions on their behalf, which the Company will match up to 50% of the employee's deferral

(capped at 6% of the employee's compensation). Subject to certain annual contribution limitations (described below) and other requirements of the Code, an employee may elect to contribute up to 15% of his total compensation to the 401(k) Plan, but no more than the allowed annual limit on a pre-tax basis. Each participant in the 401(k) Plan is fully vested in his salary reduction contributions account.

      EMPLOYEE STOCK OWNERSHIP PLAN. Pursuant to the ESOP, which is qualified under Sections 401(a) and 4975(e)(7) of the Code, the Company may make discretionary contributions, subject to certain minimum and maximum requirements (described below) in each plan year. Some or all of the amount contributed may be used at the discretion of the Board of Directors to purchase Common Stock of the Company, which is allocated to individual participant accounts. Employees may not make contributions under the ESOP. Each participant becomes vested ratably in their participant account at the rate of 20% after two years of service with the Company and an additional 20% for each year of service thereafter, becoming fully vested after six years of service. Each participant who has reached age 55 and has participated in the ESOP for 10 years may, during the first 90 days of each plan year, make an election to have some or all of their participant account transferred to an investment other than the Company's stock. Common stock of the Company which is allocated to an individual participant's account may be distributed to the participant or his or her beneficiary upon the participant's termination of employment, retirement, death or disability.

      The following table sets forth the annual and long-term compensation received in 1998 and the prior two years by the Company's Chief Executive Officer and the four most highly compensated executive officers (collectively, the "Named Executive Officers").


                                                                                Long-Term Compensation
                                                      Annual Compensation               Awards
                                                   --------------------------   ------------------------
                                                                                       Number of
NAME AND PRINCIPAL POSITION                                                      Securities Underlying
                                                     SALARY         BONUS            OPTIONS/SARS
Jerry W. Davis
     Chief Executive Officer
         1996                                        $222,807            $--                  --
         1997                                         198,468             --                  --
         1998                                         240,007             --                  --
Anthony V. Weight
     Acting Chief Executive Officer
        1996                                           72,000        108,135                  --
        1997                                           72,000        101,344                  --
        1998                                           72,000        113,254                  --
Lawrence A. Longhi
     Senior Vice President
        1996                                           72,000        220,801                  --
        1997                                           72,000        168,090              29,000
        1998                                           72,000        152,654             150,000
R. Halsey Wise
     President and Chief Operating Officer
        1996                                               --             --                  --
        1997                                           71,750             --             200,000
        1998                                          200,000         23,300                  --
Anthony Colaluca
     Vice President and Chief Financial Officer
        1996                                           26,720             --               1,500
        1997                                           94,038             --               5,500
        1998                                           99,012         43,762              12,500

OPTION GRANTS IN 1998

      The following table sets forth information concerning options to purchase shares of the Company's Common Stock granted during 1998 to the Named Executive Officers. The amounts shown as potential realizable values on the options identified in the table are based on assumed annualized rates of appreciation in the price of the Common Stock of 5% and 10% over the term of the options. Actual gains, if any, on stock option exercises are dependent on any future increases in the market price of the Common Stock. There can be no assurance that the potential realizable values reflected in this table will be achieved.

                     STOCK OPTION GRANTS IN LAST FISCAL YEAR

NAME                        NUMBER OF       % OF TOTAL                                             POTENTIAL
                            SECURITIES       OPTIONS      EXERCISE MARKET PRICE               REALIZABLE VALUE AT
                            UNDERLYING      GRANTED TO     PRICE        OF                       ASSUMED ANNUAL
                             OPTIONS       EMPLOYEES IN   ($ PER    UNDERLYING    EXPIRATION     RATES OF STOCK
                             GRANTED       FISCAL YEAR    SHARE)    SECURITY ON      DATE      PRICE APPRECIATION
                                                                   DATE OF GRANT                FOR OPTION TERM
                                                                                                 5%         10%
Lawrence A. Longhi            100,000         18.1%       $14.00        $14.00     09/15/08   $880,452  $2,231,239
                               50,000          9.0%        16.25         16.24     11/17/08    510,977   1,294,916
Anthony Colaluca                7,500          1.4%        16.25         16.25     11/17/08     76,647     194,237
                                5,000          0.9%        14.50         14.50     12/22/08     45,595     115,546


AGGREGATE OPTION EXERCISES IN 1998 AND DECEMBER 31, 1998 OPTION VALUES

      The following table sets forth information concerning the exercise of stock options during 1998 by the Named Executive Officers and the value of unexercised options held by the Named Executive Officers as of December 31, 1998.

                                  1998 OPTION EXERCISES                         FISCAL YEAR END OPTION VALUES
NAME                                                                    NUMBER OF SECURITIES      VALUE OF UNEXERCISED
                               NUMBER OF                               UNDERLYING UNEXERCISED     IN-THE-MONEY OPTIONS
                              SECURITIES                               OPTIONS AT FISCAL YEAR      AT FISCAL YEAR END
                          UNDERLYING OPTIONS    VALUE REALIZED           END EXERCISABLE (E)         EXERCISABLE (E)
                           EXERCISED DURING    UPON EXERCISE(1)          /UNEXERCISABLE (U)       /UNEXERCISABLE (U)(2)
                                 1998
Jerry W. Davis                       --          $ --                          214,810(E)             $3,178,544(E)
Anthony V. Weight                    --            --                          182,982(E)              2,707,585(E)
Lawrence A. Longhi                100,078          1,843,637                     5,800(E)                 25,375(E)
                                                                               173,200(U)                495,250(U)
R. Halsey Wise                       --            --                           79,999(E)                   --
                                                                               120,001(U)                   --


Anthony Colaluca                    --               --                          1,700(E)                  6,838(E)
                                                                                17,800(U)                 43,600(U)

----------------
(1) Represents the amount by which the market value of the Common Stock on the date of exercise exceeded the exercise price of the respective options exercised.
(2) Represents the market value of the Common Stock as of December 31, 1998 ($17.375 per share) less the exercise price of the options.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

      The Board's Compensation Committee currently consists of Messrs. Stonecipher and Weise, who are outside directors. There were no transactions and relationships between the Compensation Committee members or the Chief Executive Officer and the Company required to be reported herein.



NOTWITHSTANDING ANYTHING TO THE CONTRARY SET FORTH IN ANY OF THE COMPANY'S PREVIOUS FILINGS UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES EXCHANGE ACT OF 1934 THAT MIGHT INCORPORATE FUTURE FILINGS, INCLUDING THIS INFORMATION STATEMENT, IN WHOLE OR IN PART, THE FOLLOWING BOARD COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION AND THE PERFORMANCE GRAPH SHALL NOT BE INCORPORATED BY REFERENCE INTO ANY SUCH FILINGS.

BOARD COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

      The Company's executive compensation programs are intended to enable it to attract and retain talented executives and to reward them appropriately. The Compensation Committee (the "Committee") attempts to determine the appropriate total levels of compensation, as well as the appropriate mix of base salary, annual incentives and long-term incentives. In determining compensation, consideration is given both to overall Company performance and to individual performance, taking into account the contributions made by the executive toward improving Company performance. Consideration is also given to the executive's position, location, and level of responsibility in the structure of the Company and the job performance of the executive in planning, providing direction for, and implementing the Company's strategy. The Committee's primary objective in establishing compensation programs is to support the Company's goal of maximizing the value of shareholders' investment in the Company.

      The Company's program for executive compensation consists of three components: base salary, an annual incentive (bonus) payment, and long-term incentives. An executive's base salary is determined through a combination of several factors: an evaluation of the sustained performance of the executive, prevailing levels of pay for positions of comparable responsibility in the industry, level of responsibility, and prior experience. Payments under the Company's annual incentive plans are tied to the Company's level of profitability. Actual incentive payments are determined by applying a formula based on Company performance to each executive's annual incentive opportunity. Applying this formula results in payments at the targeted incentive opportunity level when budgeted earnings are achieved, and payments below the target level when earnings are below those set by the budget. The formula provides for payments above the targeted level only when earnings exceed those set in the budget.

      The Company's long term incentives are in the form of stock options, stock appreciation rights ("SARs") and restricted stock awarded to executives and other key employees under the 1995 Stock Incentive Plan (the "1995 Plan") adopted by the Board of Directors and approved by the Company's shareholders effective as of September 1, 1995. The objective of these awards is to advance the longer term interests of the Company and its shareholders and complement incentives tied to annual performance. These awards provide rewards to executives and other key employees upon the creation of incremental shareholder value and attainment of long-term earnings goals. Stock incentive awards under the 1995 Plan produce value to executives only if the price of the Company's stock appreciates, thereby directly linking the interests of executives with those of the shareholders. Subject to the provisions of the 1995 Plan, the Compensation Committee, in its discretion, selects the recipients of awards and the number of shares or options granted thereunder and determines other matters, such as (i) vesting schedules, (ii) the exercise price of options, (iii) the duration of awards and (iv) the price of SARs. Options and SARs expire immediately upon termination of an optionee's employment either for cause or voluntarily by the optionee without the Company's consent. The restrictions upon stock awards lapse over time or upon the occurrence of specified events, and the restricted shares are forfeited if the recipient ceases to be an employee of the Company before the restrictions lapse.

      Mr. Davis' 1998 compensation was approved by the Committee applying the principles outlined above in the same manner as they were applied to the other executives of the Company. In addition, the Committee reviews the compensation paid to chief executive officers of comparable companies and considers those compensation levels in determining Mr. Davis' compensation.

      The Committee believes that the program it has adopted serves to focus the efforts of the Company's executives on the attainment of a sustained high rate of Company growth and profitability for the benefit of the Company and its shareholders.

      COMPENSATION COMMITTEE

      Harry C. Stonecipher
      Theodore L. Weise

PERFORMANCE GRAPH

      The following graph is a comparison of the cumulative total returns for the Company's Common Stock as compared with the cumulative total return for the NASDAQ Stock Market (U.S.) Total Return Index and the NASDAQ Computer & Data Processing Services Stocks ("C&DPS") Nasdaq Total Return Index. The cumulative return of the Company was computed by dividing the difference between the price of the Company's Common Stock at the end of each measurement period (December 31, 1995, December 31, 1996, December 31, 1997, and December 31, 1998) and the beginning of the cumulative measurement period (September 29, 1995) by the price of the Company's Common Stock at the beginning of the cumulative measurement period. The total return calculations are based upon an assumed $100 investment on September 29, 1995, the date of the Company's initial public offering.


                COMPARISON OF THIRTY-NINE MONTH CUMULATIVE RETURN

                           [Performance Graph Here]



                            9/29/95   12/31/95   12/31/96   12/31/97   12/31/98
                            -------   --------   --------   --------   --------
Computer Management
Services, Inc.               $100       $127       $374       $307       $279

Nasdaq C&DPS Index           $100       $104       $129       $158       $284

Nasdaq Stock Market U.S.     $100       $101       $124       $153       $215



EMPLOYMENT AGREEMENTS

         R. HALSEY WISE. On July 18, 1997, the Company entered into an employment agreement with R. Halsey Wise ("Executive") to serve as the Company's President and Chief Operating Officer (the "Agreement"). The Agreement provides Executive with a base salary of $200,000 per year, which is reviewed annually by the Compensation Committee and may be increased in the sole discretion of the Committee. Executive also is entitled to participate in all incentive, savings and retirement plans, practices, policies and programs applicable to similarly situated executive officers of the Company. The Agreement provides for an initial employment term of three years, and is thereafter annually renewed for successive one-year terms unless either party notifies the other in writing that such Agreement will not be renewed at the end of the then current employment term. The Company may terminate the Agreement due to Executive's death or disability, or for cause. The Agreement defines "cause" as (a) the willful and continued failure of Executive to perform his duties under the Agreement after written notice of such inadequate performance or (b) the willful engaging in illegal conduct or gross misconduct by Executive, which is materially and demonstrably injurious to the Company. Executive may terminate the Agreement at any time.

         In the event the Company terminates Executive for reasons other than death, disability or cause, Executive will be entitled to his base salary and accrued benefits through the date of termination of employment and severance in an amount equal to Executive's base salary as of the termination date annualized for one full year (the "Severance Payment"). In the event the Agreement is terminated by the Company for cause or by Executive voluntarily, Company will pay Executive all accrued base salary and benefits through the termination date, but Executive will not be entitled to a Severance Payment. The Agreement also prohibits the Executive for a period of two years following termination of the Agreement from disclosing or utilizing certain confidential information or competing with Company through the solicitation of certain protected clients or employees of Company directly for Executive's own benefit or indirectly for the benefit of any other person or entity.

         ANTHONY COLALUCA. The Company entered into an Amendment to Confidentiality and Nonsolicitation Agreement (the "Amendment")with Mr. Colaluca, the Company's Vice President and Chief Financial Officer, on September 16, 1996. The Amendment provides, in relevant part, that the Company will pay Mr. Colaluca eighteen months of compensation in the event he is terminated as a result of any merger or acquisition transaction to which the Company is a party.

         No other executive officer of the Company has an employment contract nor does any other executive officer have any contract, agreement or arrangement providing for compensation in the event of a change-in-control of the Company.


CERTAIN TRANSACTIONS

      On June 13, 1997, the Company loaned funds to Jerry W. Davis, Jr., who is employed by the Company as Director of MIS and who is the son of Chief Executive Officer Jerry W. Davis. The loan is evidenced by a Note in the original principal amount of $200,000, with interest at the rate of 7.25% per annum, both principal and interest payable in thirty-six (36) monthly installments of $1,445.61 each. At the end of the thirty-six month period, the remaining principal balance is due in full. The Note is secured by a first mortgage on improved residential real property located in Duval County, Florida, with an appraised value at least equal to the principal amount of the loan.

      The Company loaned Jerry W. Davis, the Company's CEO, approximately $2.5 million under a promissory note dated April 17 1998, the proceeds of which were used to pay federal income tax obligations arising from the exercise in late 1997 of certain non-qualified stock options of the Company. This note bears interest at 5.6% per annum and is payable interest only monthly until maturity, March 31, 1999, when the full amount of unpaid principal and interest are due and payable. The Company also loaned approximately $4.7 million to William Victor Aviation, LP, a limited partnership controlled by Jerry W. Davis and Anthony V. Weight, the Company's CEO and acting CEO, respectively, under a promissory note dated July 2, 1998, which was subsequently extended on December 31, 1998. The proceeds of this loan were used to purchase an aircraft that is used for both personal and business purposes. This note bears interest at 5.6% per annum and is payable interest only monthly until maturity, May 31, 1999, when the full amount of unpaid principal and interest are due and payable.

      The Company loaned Anthony V. Weight, the Company's acting CEO, $230,000 under a promissory note dated January 20,1999. The proceeds of this loan were used to fund certain short-term cash requirements of Mr. Weight. This note bears interest at 5.6% per annum and is payable interest only monthly until maturity, March 31, 1999, when the full amount of unpaid principal and interest are due and payable.



                      SECURITY OWNERSHIP OF MANAGEMENT AND
                    CERTAIN BENEFICIAL OWNERS OF THE COMPANY

      The following table sets forth certain information regarding the beneficial ownership of the Company's outstanding shares of Common Stock as of December 31, 1998, by: (i) each of the Company's directors and Named Executive Officers (as identified above under "Compensation of Directors and Executive Officers--Executive

Compensation); (ii) all Named Executive Officers and directors of the Company, as a group; and (iii) each person known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock. Except as indicated by the notes to the following table, each of the holders listed below has sole voting power and investment power over the shares beneficially owned.

                                                    Shares Beneficially Owned
                                           Shares
                                        Beneficially
                                         Owned with                                                  Percent of
                                         Sole Voting                                                Outstanding
                                          and Sole       Other Shares       Total Shares               Shares
                                         Investment      Beneficially    Beneficially Owned      Beneficially Owned
NAME AND BUSINESS ADDRESS(1)              Power(2)         Owned(3)
Jerry W. Davis (3)(4)(5)(6)                 214,810         3,821,212         4,036,022                  27.6%
Anthony V. Weight(3)(6)(7)                  306,299         2,855,144         3,161,483                  21.6%
Lawrence A. Longhi                           89,470            93,098           182,568                   1.2%
R. Halsey Wise                               80,224                 0            80,224                     *
Anthony Colaluca                              1,955                59             2,014                     *
Harry C. Stonecipher                         33,300                 0            33,300                     *
Theodore L. Weise                             1,350                 0             1,350                     *
All executive officers and directors        727,408         5,238,650         5,966,058                  40.8%
as a group (7 persons)
Employee Stock Ownership Plan and         1,399,075                 0         1,399,075                   9.6%
Trust
First Oneida (1995) Limited               2,382,454                 0         2,382,454                  16.3%
Partnership
Sundown (1995) Limited Partnership        1,417,438                 0         1,417,438                    9.7%
CMSI Capital, L.P.(8)                       929,665                 0           929,665                   6.4%
Marsh & McLennan Companies, Inc. (9)              0         1,295,957         1,295,957                   9.0%
Putnam Investments, Inc. (9)                      0         1,295,957         1,295,957                   9.0%
Putnam Investment Management, Inc. (9)            0         1,295,957         1,295,957                   9.0%
The Putnam Advisory Company, Inc. (9)             0         1,295,957         1,295,957                   9.0%

-----------------
     *Less than 1.0%
(1) The business address of all executive officers and directors listed above is 8133 Baymeadows Way, Jacksonville, FL 32256, except for the following:
     Harry C. Stonecipher, The Boeing Company, 7755 E. Marginal Way South, Seattle, WA 98124-2207 and Theodore L. Weise, Federal Express Corp., 2005 Corporate Avenue, Third Floor, Memphis, TN 38312.
(2) "Shares Beneficially Owned with Sole Voting and Sole Investment Power" includes (a) shares registered in the name of the shareholder and (b) in the case of the executive officers and directors, shares obtainable by virtue of fully-vested and exercisable stock options. Of the total 727,408 shares owned by the 7 executive officers and directors, 497,441 represent shares (neither issued nor outstanding) obtainable through such stock options.
(3) "Other Shares Beneficially Owned" includes (a) as to Messrs. Davis and Weight only, all the shares owned by the Employee Stock Ownership Plan and Trust (the "ESOP") and all the shares owned by the Computer Management Sciences, Inc., Profit Sharing 401(k) Plan and Trust ("401(k)") because each is a Trustee of both Trusts, with shared investment power over all of such shares and shared voting power over all shares held by the 401(k) and all unallocated shares held by the ESOP; (b) as to the individual directors and officers other than Messrs. Davis and Weight, shares allocated to the shareholder's individual participant account in the ESOP over which the shareholder has sole voting power pursuant to the terms of the ESOP and
     Section 409(e) of the



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

     Internal Revenue Code, but no investment power; and (c) as to the seven directors and executive officers as a group, all the ESOP shares and all the 401(k) shares, counting each share only one time.

(4) As to Mr. Davis, "Other Shares Beneficially Owned" includes 2,382,454 shares owned by First Oneida (1995) Limited Partnership, a Delaware limited partnership ("FO"), of which Mr. Davis and his wife each own a 49.5% limited partnership interest. Mr. and Mrs. Davis also each own 50% of the issued and outstanding common stock of Bull Gator, Inc., ("BG"), a Delaware corporation and the sole general partner of FO. BG owns a 1% general partner interest in FO. As a result, Mr. and Mrs. Davis share equally voting and investment power over the shares owned by FO and, as such, Mr. Davis is attributed with beneficial ownership of all such shares.
(5) As to Mr. Davis, "Other Shares Beneficially Owned" includes 1,012 shares owned directly by his wife. (6) Included among the total number of ESOP shares attributed to Messrs. Davis and Weight under the "Other Shares Beneficially Owned" column are 99,011 shares and 85,412 shares, respectively, allocated to their individual participant accounts in the ESOP, over which they possess, in their capacity as individual plan participants, sole voting power.
(7) As to Mr. Weight, "Other Shares Beneficially Owned" includes 1,417,438 shares owned by Sundown (1995) Limited Partnership, a Delaware limited partnership ("SD"). Mr. Weight is the sole shareholder of Downunder (1995), Inc. a Delaware corporation ("DU"), which is the sole general partner of SD. Mr. Weight is the owner of a 99% limited partnership interest in SD and DU is the owner of a 1% general partnership in SD. As such, Mr. Weight has retained sole voting and investment power over the shares owned by SD and he is attributed with beneficial ownership of all such shares.
(8) CMSI Capital, L.P., is a Delaware limited partnership, the limited partners of which are W. Robinson Frazier as Trustee of the Jerry W. Davis Children's Trust under Agreement dated 9/17/95 and W. Robinson Frazier as Trustee of the Anthony V. Weight Children's Trust under Agreement dated 9/17/95 (collectively, the "Children's Trusts"). The Children's Trusts hold a total 99% interest in the assets of CMSI Capital, L.P. The general partner is CMSI Investments, Inc., which holds a 1% interest in the assets of CMSI Capital, L.P. The Children's Trusts are the registered owners of all of the issued and outstanding stock of CMSI Investments, Inc. Neither Mr. Davis nor Mr. Weight possesses any voting or investment powers, directly or indirectly, over the stock held by CMSI Capital, L.P. The mailing address of CMSI Capital, L.P., is c/o W. Robinson Frazier, Esq., 1515 Riverside Avenue, Jacksonville, FL 32204.
(9) Putnam Investments, Inc., a Massachusetts corporation ("PI") and wholly owned subsidiary of Marsh & McLennan Companies, Inc. ("M&MC"), a Delaware corporation, wholly owns two registered investment advisers: Putnam Investment Management, Inc., a Massachusetts corporation which is the investment adviser to the Putnam family of mutual funds and The Putnam Advisory Company, Inc., a Massachusetts corporation which is the investment adviser to PI's institutional clients (collectively, the "Putnam Subsidiaries"). The shares shown as beneficially owned by each of M&MC, PI, and the Putnam Subsidiaries in the above schedule represent the same 1,295,957 shares. The Putnam Subsidiaries have investment power over the shares as investment managers, but each of the mutual funds' trustees have voting power over the shares held by each fund, and The Putnam Advisory Company, Inc., has shared voting power over the shares held by the institutional clients. M&MC owns the shares directly but has no voting or investment power over the shares of Common Stock. PI may be deemed to have shared investment power as the parent holding company of the Putnam Subsidiaries. The mailing address for PI and the Putnam Subsidiaries is One Post Office Square, Boston, MA 02109; the address for M&MC is 1166 Avenue of the Americas, New York, NY 10036. The source of all information provided in the schedule and this footnote concerning the beneficial ownership of M&MC, PI, and the Putnam Subsidiaries is taken from Form 13G as filed with the Securities and Exchange Commission and the Company on January 27, 1998, pursuant to Rule 13d-1(b)(1)(ii)(E) and (G).


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




                                  EXHIBIT INDEX

EXHIBIT
NUMBER                  EXHIBIT TEXT

Exhibit 1         Letter to Stockholders of the Company dated February 9, 1999.*

Exhibit 2 Agreement and Plan of Merger, dated as of February 5, 1999 by and among Parent, Purchaser and the Company.

Exhibit 3 Stockholder Option Agreement, dated as of February 5, 1999, among Purchaser and the stockholders of the Company named therein.

Exhibit 4 Consulting and Non-Compete Agreement, dated as of February 5, 1999, by and between Company and Jerry W. Davis.

Exhibit 5 Consulting and Non-Compete Agreement, dated as of February 5, 1999, by and between Company and Anthony V. Weight.

Exhibit 6 Confidentiality Agreement, dated January 7, 1999, between Parent and Company.

Exhibit 7         Opinion of The Robinson-Humphrey Company, LLC, dated February
                  5, 1999.*

------------------
*Included with Schedule 14D-9 mailed to Stockholders.